UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-K
ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2018

HC GOVERNMENT REALTY TRUST, INC.
(Exact name of issuer as specified in its charter)

I.R.S. Employment Identification Number: 81-1867397

Maryland	81-1867397
(State or other jurisdiction of incorporation or organization)	(I.R.S. No.)

390 S. Liberty Street, Suite 100 Winston-Salem, NC	27101
(Address of principal executive offices)	(Zip Code)

(336) 477-2535
Issuer’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

Part II

In this annual report, references to the “Company,” “we,” “us” or “our” or similar terms refer to HC Government Realty Trust, Inc. a Maryland corporation, together with its consolidated subsidiaries, including HC Government Realty Holdings, L.P., a Delaware limited partnership, which we refer to as our Operating Partnership. We refer to Holmwood Capital, LLC, a Delaware limited liability company, as Holmwood, and Holmwood Capital Advisors, LLC, a Delaware limited liability company, as our Manager. As used in this annual report on Form 1-K, an affiliate of, or person affiliated with, a specified person, is a person, who or which, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, the person specified.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this annual report on Form 1-K or this annual report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference in this annual report.

The forward-looking statements included in this annual report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve, among other things, judgments with respect to future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

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our ability to effectively deploy the proceeds raised in our securities offering,

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changes in economic conditions generally and in the real estate and securities markets specifically,

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the ability of our management team to source, originate and acquire suitable investment opportunities,

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our ability to effectively operate our Company under a new management team following the Recapitalization Transaction, as described herein,

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our expectation that there will be opportunities to acquire additional properties leased to the United States of America,

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our expectations regarding demand by the federal government for leased space,

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the GSA (acting for the United States as Tenant) renewing or extending one or more of the leases for one or more of our GSA Properties (as defined below), whether pursuant to early termination options or at lease-end, and if not renewed or extended that we will be successful in re-leasing the space,

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the impact of changes in real estate needs and financial conditions of federal, state and local governments,

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acts of terrorism and other disasters that are beyond our control,

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legislative or regulatory changes impacting our business or our assets, including changes to the laws governing the taxation of real estate investment trust (“REITs”) and SEC guidance related to Regulation A or the JOBS Act,

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our ability to raise equity or debt capital,

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our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act of 1940, as amended (the “40 Act”) and other laws, or

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changes to generally accepted account principles, or GAAP.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this annual report. All forward-looking statements are made as of the date of this annual report and the risk that actual results will differ materially from the expectations expressed in this annual report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this annual report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this annual report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this annual report will be achieved.

Item 1. Business

The Company

We were formed in 2016 as a Maryland corporation, and incident to filing our federal income tax return for, and commencing with, our fiscal year ended December 31, 2017, we elected to be taxed as a REIT for federal income tax purposes. We were formed primarily to source, acquire, own and manage built-to-suit or improved-to-suit, single-tenant properties leased by the United States of America and administered by the U.S General Services Administration or directly by the occupying agency, both of which are referred to as GSA Properties. We invest primarily in GSA Properties across secondary and smaller markets with sizes ranging from 5,000 to 50,000 rentable square feet, and in their first lease term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties in which our company invests are full faith and credit obligations of the United States of America.

Our principal objective is the creation of value for stockholders by utilizing our relationships and knowledge of GSA Properties, specifically, the acquisition, management and disposition of GSA Properties. On December 31, 2018, our portfolio consisted of:

(i)
our Initial Owned Properties, acquired by our company on June 10, 2016, for a purchase price of $11,050,596, financed with $805,807 of proceeds from the issuance of our 7.00% Series A Cumulative Convertible Redeemable Preferred Stock or Series A Preferred Stock, secured mortgage financing in the original principal amount of $7,225,000, unsecured seller financing in the original principal amount of $2,019,789 and $1,000,000 in original principal amount of our unsecured loan from Holmwood;

(ii)
our GSA Property acquired by our company on March 31, 2017, for a purchase price of $14,717,937, financed with proceeds from senior mortgage debt in the original principal amount of $10,875,000, $2,770,000 in original aggregate principal amount of unsecured debt from Baker Hill Holdings, LLC, an entity related to one of our directors (“BH”), $330,000 in original aggregate principal amount of unsecured debt from one of our directors, $300,000 in original aggregate principal amount of unsecured debt from an accredited investor, and $442,937 from other funding sources;

(iii)
seven properties contributed to us as of May 26, 2017 by Holmwood, including three properties for which we received all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes rather than a fee simple interest, each pursuant to an agreement between our Operating Partnership and Holmwood, as amended, or the Contribution Agreement.

(iv)
our GSA Property acquired by our company on July 25, 2017, for a purchase price of $4,797,072, financed with secured mortgage financing in the original principal amount of $3,530,000, and proceeds from our offering of Common Stock pursuant to an Offering Statement on Form l-A (File No. 024-10563), as amended, or our Initial Offering, of $1,267,072;

(v)
our GSA Property acquired by our company on November 21, 2017, for a purchase price of $8,273,349, financed by secured mortgage debt in original principal amount of $6,991,250 and proceeds from our Initial Offering of $1,282,099;

(vi)
our GSA Property acquired by our company on July 27, 2018, for a purchase price of $7,160,000, financed by secured mortgage debt in original principal amount of $5,360,000 and $1,800,000 in original aggregate principal amount of unsecured debt from two accredited investors of which $1,700,000 was from BH;

(vii)
our GSA Property acquired by our company on August 30, 2018, for a purchase price of $3,445,000, financed by secured mortgage debt in original principal amount of $2,580,000, $800,000 in original aggregate principal amount of unsecured debt from BH and $65,000 of operating cash; and

(viii)
our GSA Property acquired by our company on October 15, 2018, for a purchase price of $11,000,000, financed by secured mortgage debt in original principal amount of $8,250,000, $2,470,000 in original aggregate principal amount of unsecured debt from a BH and $280,000 of operating cash.

The GSA-leased, real estate asset class has a number of attributes that we believe will offer our stockholders significant benefits, including a highly creditworthy and very stable tenant base, long-term lease structures and low risk of tenant turnover. GSA leases are backed by the full faith and credit of the United States, and the GSA has never experienced a financial default. Payment of rents under GSA leases are funded through the Federal Buildings Fund and are not subject to direct federal appropriations, which can fluctuate with federal budget and political priorities. In addition to presenting reduced risk of default, GSA leases typically have long initial terms of ten to 20 years with renewal leases having terms of five to ten years, which limit operational risk. Upon renewal of a GSA lease, base rent typically is reset based on a number of factors at the time of renewal, including inflation and the replacement cost of the building, that generally we expect will increase over the life of the lease.

GSA-leased properties generally provide attractive investment opportunities but require specialized knowledge and expertise. Each U.S. Government agency has its own customs, procedures, culture, needs and mission, which results in different requirements for its leased space. Furthermore, the GSA-leased sector is highly fragmented with a significant amount of non-institutional owners, who lack our infrastructure and experience with GSA-leased properties. Moreover, while there are a number of national real estate brokers that hold themselves out as having GSA-leased property expertise, there are no national or regional clearing houses for GSA-leased properties. We believe this fragmentation can be ascribed particularly to the U.S. Government’s – including GSA’s – procurement policies, including policies of preference for small, female and minority owned businesses. Long-term relationships and specialized institutional knowledge regarding the agencies, their space needs and the hierarchy and importance of a property to its tenant agency are crucial to understanding which agencies and properties present the greatest likelihood of long-term agency occupancy, and, therefore, to identifying and acquiring attractive GSA-leased properties. Our portfolio is diversified among occupancy agencies, including a number of the largest and most essential agencies, such as the Drug Enforcement Administration, the Federal Bureau of Investigation, the Social Security Administration and the Department of Transportation.

We operate as an “UPREIT”, which means we own our GSA-leased properties through single-purpose entities that are wholly owned by our Operating Partnership. While we focus on investments in GSA Properties, in the future we also may invest in state and local government, mission critical single tenant properties or properties previously (but not exclusively) leased to the United States, the GSA or one or more occupying agencies. We are externally managed and advised by Holmwood Capital Advisors, LLC, a Delaware limited liability company, or our Manager. Despite being externally managed, as a result of the Recapitalization Transaction, our internal management team will make all investment decisions for us. The officers of our Company are Mr. Steven A. Hale II as our Chief Executive Officer, Ms. Jacqlyn Piscetelli as our Chief Financial Officer, Treasurer and Secretary and Mr. Robert R. Kaplan Jr. as our President. Our management team will be overseen by our Board of Directors. For more information on our management team and directors please see "Item 3. Directors and Executive Officers” below.

We believe in the long-term there will be a consistent flow of GSA Properties in our target markets for purposes of acquisition, leasing and managing, which we expect will enable us to continue our platform into the foreseeable future. We acquire GSA Properties located across secondary and smaller markets throughout the United States. We do not anticipate making acquisitions outside of the United States or its territories.

We primarily make direct acquisitions of GSA Properties, but we may also invest in GSA Properties through indirect investments, such as joint ventures, and whereby we may own less than a 100% of the beneficial interest therein; provided, that in such event, we will acquire at least 50 percent of the outstanding voting securities in the investment, or otherwise comply with SEC staff guidance regarding majority-owned subsidiaries so that the investment meets the definition of “majority-owned subsidiary” under the Investment Company Act of 1940, as amended.

Our Competitive Strengths and Strategic Opportunities

We believe that we will be benefitted by the alignment of the following competitive strengths and strategic opportunities:

High Quality Portfolio Leased to Mission-Critical U.S. Government Agencies

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We own a portfolio of 16 GSA Properties, comprised of 13 GSA Properties we own in fee simple and three additional GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership included for federal income tax purposes, each of which is leased to the United States. As of the date of this annual report, based upon net operating income, the weighted average age of the properties in our portfolio was approximately 9.0 years1, and the weighted average remaining lease term is approximately 9.6 years if none of the early termination rights are exercised and 5.8 years, if all of the early termination rights are exercised.

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All of our GSA Properties are occupied by agencies that serve mission-critical or citizen service functions.

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Our GSA Properties generally meet our investment criteria, which target GSA Properties across secondary or smaller markets with sizes ranging between 5,000 to 50,000 rentable square feet and in their first term after construction or improvement to post-9/11 standards.

Credit Quality of Tenant

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Leases are full faith and credit obligations of the United States and, as such, are not subject to the risk of annual appropriations.

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Leases typically include inflation-linked rent increases associated with certain property operating costs, which the Company believes will mitigate expense variability.

Investment Strategy

We believe there is a significant opportunity to acquire and build a portfolio consisting of high-quality GSA Properties at attractive risk-adjusted returns. We seek primarily to acquire “citizen service” GSA Properties, or GSA Properties that are “mission critical” to an agency’s function. Further, we primarily target GSA Properties located in secondary or smaller markets, with sizes ranging from 5,000 to 50,000 rentable square feet, and in their first term after construction or to post-9/11 standards.

We target GSA Properties that are LEED® certified or energy star rated. Of our portfolio of 16 GSA Properties, six are LEED® certified and another GSA Property is in the LEED® certification process.

We believe the subset of GSA Properties on which we focus is highly fragmented and often overlooked by larger investors, which can provide opportunities for us to buy at more attractive pricing compared to other properties within the asset class. We also believe selection based on agency function, building use and location in these smaller markets will help to mitigate risk of non-renewal. While we intend to focus on this subset of GSA Properties, we are not limited in the properties in which we may invest. We have the flexibility to expand our investment focus as market conditions may dictate and subject to broad investment policies adopted by our board of directors, as may be amended by the board of directors from time to time.

1 The weighted-average age of the properties in our portfolio is based on the later of (i) the date upon which the property was built or (ii) the date upon which the property was fully renovated.

Description of Our Properties

The following table presents an overview of our properties as of December 31, 2018.

Property	Current Occupant	Rentable Sq. Ft (RSF)	% of Portfolio 1	% Leased	Effective Annual Rent	Effective Annual Rent per RSF	Effective Annual Rent % of Portfolio
Our Portfolio
Port Saint Lucie, Florida	U.S Drug Enforcement Administration (DEA)	24,858	7.27%	100%	$571,824	$23.00	5.48%
Jonesboro, Arkansas	U.S Social Security Administration (SSA)	16,439	4.81%	100%	$621,144	$37.78	5.95%
Lorain, Ohio	SSA	11,607	3.40%	100%	$443,714	$38.23	4.25%
Cape Canaveral, Florida	U.S. Customs and Border Protection (CBP)	14,704	4.30%	100%	$670,729	$45.62	6.42%
Johnson City, Tennessee	U.S Federal Bureau of Investigation (FBI)	10,115	2.96%	100%	$395,613	$39.11	3.79%
Fort Smith, Arkansas	U.S. Citizenship and Immigration Services (CIS)	13,816	4.04%	100%	$425,672	$30.81	4.08%
Silt, Colorado	U.S. Bureau of Land Management (BLM)	18,813	5.50%	100%	$387,677	$20.61	3.71%
Lakewood, Colorado	U.S. Department of Transportation (DOT)	19,241	5.63%	100%	$464,660	$24.15	4.45%
Moore, Oklahoma	SSA	15,445	4.52%	100%	$530,659	$34.36	5.08%
Lawton, Oklahoma	SSA	9,298	2.72%	100%	$284,075	$30.55	2.72%
Norfolk, Virginia	SSA	53,917	15.78%	100%	$1,308,070	$24.26	12.53%
Montgomery, Alabama	CIS	21,420	6.27%	76%	$576,798	$26.93	5.52%
San Antonio, Texas	U.S. Immigration and Customs Enforcements (ICE)	38,756	11.34%	100%	$1,090,140	$28.13	10.44%
Knoxville, Iowa	U.S. Department of Veterans Affairs (VA)	12,833	3.76%	100%	$649,984	$50.65	6.22%
Champaign, Illinois	FBI	11,180	3.27%	100%	$370,240	$33.12	3.55%
Sarasota, Florida	U.S. Department of Agriculture (USDA)	28,210	8.25%	100%	$906,951	$32.15	8.68%
Total - Our Portfolio		320,652	93.82%	100%	$9,697,950	$30.24	92.86%

Our Pipeline
Monroe, Louisiana		21,124	6.18%	100%	$745,592	$35.30	7.14%
Total - Our Pipeline		21,124	6.18%	100%	$745,592	$35.30	7.14%

Total - Our Portfolio and Pipeline		341,776	100%	100%	$10,443,542	$30.56	100%

1By rentable square footage.
2The early termination date, if any, for each lease generally represents the commencement of the time period during which our tenant may exercise its right to terminate the lease, in whole or in part, at any time effective on or after such date by providing us with sufficient prior written notice.  The prior written notice required for early termination under each lease ranges from 60 to 180 days. If our tenant exercises its early termination rights with respect to any lease, we cannot guarantee that we will be able to re-lease the premises on comparable terms, if at all. The lease expiration date is the date the applicable lease will terminate if the early termination is not exercise or if no early termination right exists. As of December 31, 2018, the weighted average remaining lease term of our portfolio and pipeline is 10.4 years if none of the early termination rights are exercised and six years if all of the early termination rights are exercised.

A description of our portfolio of GSA Properties and the terms of their acquisition or contribution, including the closing of our anticipated acquisition of the Monroe Property which such closing date has been extended to May 1, 2019 upon our payment of an additional nonrefundable deposit of $1,000,000, is incorporated by reference herein from the post-qualification amendment to our Offering Statement on Form 1-A located at: https://www.sec.gov/Archives/edgar/data/1670010/000165495418012065/hcgov_1apos.htm under the caption “DESCRIPTION OF OUR PROPERTIES—Our Portfolio and the Pipeline;” provided, that, the chart set forth therein has been updated above.

Recent Recapitalization Transaction

On March 19, 2019, we consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, an “Investor” and collectively, the “Investors”), pursuant to which (i) certain of such Investors provided a $10,500,000 mezzanine loan to us through our Operating Partnership, (ii) certain of such Investors purchased 1,050,000 shares of our 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) and (iii) an Investor purchased 300,000 shares of our newly issued common stock (the “Common Stock”).

Amended and Restated Bylaws

In connection with the Recapitalization Transaction, on March 13, 2019, the Board of Directors of our Company (the “Board of Directors”) adopted amended and restated bylaws of our Company (the “Bylaws”). The Bylaws were effective immediately and included, among other things, the following changes:

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removed the requirement that the Board of Directors be comprised of a majority of independent directors;
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removed the definition of “independent director;” and,
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removed the authority of the chief executive officer and the president to (i) call a special meeting of the Board of Directors, (ii) accept resignation letters from officers of our Company and (iii) appoint independent inspectors of elections to act as the agent of our Company for the purpose of performing a ministerial review of a special meeting request.

Articles Supplementary

In connection with the Recapitalization Transaction, on March 14, 2019, we filed Articles Supplementary with the Maryland State Department of Assessments and Taxation (the “Series B Articles Supplementary”) to classify 2,050,000 shares of our preferred stock, a portion of which are shares of Series B Preferred Stock to be purchased by Hale pursuant to the Recapitalization Transaction. The Series B Articles Supplementary became effective upon filing on March 14, 2019.

Holders of shares of the Series B Preferred Stock are entitled to receive cumulative cash dividends on the Series B Preferred Stock when, as and if authorized by the Board and declared by us, payable quarterly in arrears on each January 5th, April 5th, July 5th and October 5th of each year. From the date of original issue, we will pay dividends at the rate of 10.00% per annum of the $10.00 liquidation preference per share. Dividends on the Series B Preferred Stock will accrue and be cumulative from the end of the most recent dividend period for which dividends have been paid. With respect to priority of payment of dividends, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

If our Company liquidates, dissolves or winds-up, holders of shares of the Series B Preferred Stock will have the right to receive $10.00 per share of the Series B Preferred Stock, plus an amount equal to all accrued and unpaid dividends (whether or not authorized or declared) to and including the date of payment. With respect to priority of payment of distributions upon our Company’s voluntary or involuntary liquidation, dissolution or winding up, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

The Series B Preferred Stock will automatically convert into common stock upon the occurrence of our initial listing of our common stock on any national securities exchange. As of the date of the listing event, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock in accordance with the conversion formula set forth in the Series B Articles Supplementary. Pursuant to the conversion formula, one share of the Series B Preferred Stock will convert to a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of $9.10 or the fair market value of the common stock. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series B Preferred Stock, at their option, may, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon exercise of this optional conversion right, a holder of Series B Preferred Stock will receive a number of shares of common stock in accordance with the same conversion formula referenced above.

Subject to the preferential voting rights described below, the Series B Preferred Stock have identical voting rights as our common stock, with each share of Series B Preferred Stock entitling its holder to vote on an as converted basis, on all matters on which our common stockholders are entitled to vote. The Series B Preferred Stock, the Series A Preferred Stock and the common stock vote together as one class. So long as any shares of Series B Preferred Stock remain outstanding, in addition to the voting rights described above, we will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock voting together as a single class, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock.

In addition, the holders of the Series B Preferred Stock have registration rights that are substantially similar to those granted to the holders of the Series A Preferred Stock.

Change in Control

The Series B Articles Supplementary, filed by our Company on March 14, 2019 in connection with the Recapitalization Transaction, provides that a majority of the members of the Board of Directors will be elected by the holders of a majority of the outstanding shares of Series B Preferred Stock. Our Board of Directors currently has up to seven members. In connection with the closing of the Recapitalization Transaction, on March 19, 2019, each of Robert R. Kaplan, Scott A. Musil, William J. Fields and Leo Kiely resigned from his position as a director of our Board of Directors, and, upon issuance of an aggregate of 1,050,000 shares of the Series B Preferred Stock to the Investors at Closing, the Investors elected Steven A. Hale II, Brad G. Garner, Matthew A. Hultquist and Jeffrey S. Stewart to serve on our Company’s Board of Directors, effective as of March 19, 2019, to serve until their successors are duly elected and qualified. Following the closing of the Recapitalization Transaction, on March 20, 2019, each of Dr. Philip Kurlander and Mr. Edwin Stanton resigned from his position as a director of our Board of Directors. As of March 20, 2019, our Board of Directors is comprised of Messrs. Hale, Garner, Hultquist and Stewart. Mr. Hale was named Chairman of our Board of Directors.

Departure of Certain Officers

On March 13, 2019, in connection with the Recapitalization Transaction and upon approval from the Board of Directors, we terminated Mr. Edwin Stanton from his position as Chief Executive Officer of our Company and Dr. Philip Kurlander from his position as Treasurer of our Company, each effective as of March 13, 2019.

On March 19, 2019, the Company accepted the resignation of Mr. Jason D. Post from his position as Vice President of Finance and Corporate Controller of our Company, effective as of March 19, 2019.

Mr. Robert R. Kaplan resigned as Secretary of our Company on March 19, 2019.

Appointment of Officers

On March 21, 2019, Mr. Steven A. Hale II was appointed to serve as our new Chief Executive Officer and Chairman of the Board of Directors, and Ms. Jacqlyn Piscetelli was appointed to serve as our new Chief Financial Officer, Treasurer and Secretary.

Notice of Nonrenewal of Manager and Adoption of New Investment Guidelines

In connection with the Recapitalization Transaction, on March 14, 2019, we provided notice to our Manager, that the Board of Directors resolved to amend and restate our Company’s investment guidelines pursuant to the terms of our management agreement with the Manager (the “Management Agreement”). As a result, our management team, under the supervision of our Board of Directors, shall make all strategic decisions on behalf of our Company, including all acquisition, financing and dispositions.

In addition, on March 14, 2019, we provided notice to the Manager that we are electing not to renew the Management Agreement under its terms, effective March 31, 2020, pursuant to the resolve of the Board of Directors. Until the termination of the Management Agreement, our Manager will continue to be involved in our day-to-day operations, including back office and accounting functions, as we transition from an externally-managed to an internally-managed REIT.

Securities Issuances

In connection with the Recapitalization Transaction, we sold to the Investors (1) 1,050,000 shares of our Series B Preferred Stock for an aggregate purchase price of $10,500,000 and (2) 300,000 shares of our common stock for an aggregate purchase price of $3,000,000.

Both securities sales were with respect to a private offering of securities exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506 of Regulation D promulgated thereunder.

Loan Agreement

In connection with the Recapitalization Transaction, on March 19, 2019, we, through our Operating Partnership, the Investors and HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent, entered into a Loan Agreement (the “Loan Agreement”) pursuant to which certain of the Investors, as lenders (the “Lenders”), provided a $10,500,000 senior secured term loan to our Company (the “Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (the “Mezzanine Debt”).

The Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt will accrue interest at a rate of fourteen percent (14%) per annum. Such interest will be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. We are required to repay all outstanding principal and any accrued but unpaid interest on or before March 19, 2022. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of our common stock.

The Mezzanine Debt is secured by a security interest in the accounts receivable and other personal property of our Operating Partnership, our Company and its subsidiaries, including our Operating Partnership’s ownership interest in its subsidiaries. We and Holmwood Portfolio Holdings, LLC, a limited partner in the Operating Partnership (the “LP”), also entered into customary guaranty agreements related to the payment by and performance of our Operating Partnership of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum fixed charge coverage ratio, limitations on incurrence of debt, liens, investments and mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the Mezzanine Debt and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, failure to pay other outstanding debt and our failure to maintain our REIT status. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable and allow the Agent to exercise all rights and remedies available to it as collateral agent including the foreclosure of all liens granted under the Loan Agreement.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an externally-managed real estate company, formed to grow our business of acquiring, developing, financing, owning and managing properties leased primarily to the United States of America, acting either through the GSA or directly through the federal government agencies or departments occupying such properties, including such properties owned by special purpose entities contributed to our Operating Partnership by Holmwood, our accounting predecessor. We invest primarily in GSA Properties across secondary and smaller markets, in sizes that range from 5,000 to 50,000 rentable square feet, and are in their first term after construction or improvement to post-9/11 standards. We further emphasize GSA Properties that fulfill mission critical or direct citizen service functions.  We intend to grow our portfolio primarily through acquisitions of single-tenanted, federal government-leased properties in such markets; although, at some point in the future we may elect to develop, or joint venture with others in the development of, competitively bid, build-to-suit, single-tenant, federal government-leased properties, or buy facilities that are leased to credit-worthy state or municipal tenants.

As of December 31, 2018, the Company owned 16 GSA Properties, comprised of 13 GSA Properties that we own in fee simple and three additional GSA Properties for which we have all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes, each of which is leased to the United States. Our portfolio of GSA Properties, or our portfolio, contains approximately 320,652 rentable square feet located in 11 states with one additional GSA Property under contract, or our pipeline, for an additional 21,124 rentable square feet. As of December 31, 2018, our portfolio and pipeline properties are 100% leased to the United States of America and occupied, or to be occupied on completion, by federal government agencies. Based on net operating income of each property, our portfolio has a weighted average remaining lease term of 10.0 years if none of the early termination rights are exercised and 6.2 years if the early termination right are exercised.

Our Operating Partnership holds substantially all of our assets and conducts substantially all of our business. As of April 30, 2019, on a fully diluted basis, we owned approximately 59.54% of the aggregate common limited partnership interests in our Operating Partnership. We were formed in 2016 as a Maryland corporation and incident to filing our federal income tax return and commencing with our fiscal year ended December 31, 2017, we elected to be taxed as a REIT for federal income tax purposes.

Our Predecessor

The term, “our predecessor”, refers to Holmwood and its three, remaining, single purpose, wholly owned subsidiaries. Each such remaining subsidiary holds the fee interest in a GSA Property, the rights to the profits from, the leases for, any distributed cash flow from, and all of the benefits and burdens of ownership, including for federal income tax purposes, of which were contributed to our Operating Partnership by Holmwood.

Operating Results

For the year ended December 31, 2018

At December 31, 2018, we owned 13 properties and all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes for three other properties. Our portfolio of properties at December 31, 2018 consisted of the following:

(i)
three GSA Properties, or our Initial Owned Properties, acquired by our company on June 10, 2016, for a purchase price of $11,050,596, financed with proceeds from the issuance of our 7.00% Series A Cumulative Convertible Redeemable Preferred Stock or Series A Preferred Stock of $805,807, secured mortgage financing in the original principal amount of $7,225,000, unsecured seller financing in the original principal amount of $2,019,789 and $1,000,000 in original principal amount of our unsecured loan from Holmwood;

(ii)
our GSA Property acquired by our company on March 31, 2017, for a purchase price of $14,717,937, financed with proceeds from senior mortgage debt in the original principal amount of $10,875,000, $2,770,000 in original aggregate principal amount of unsecured debt from BH, $330,000 in original aggregate principal amount of unsecured debt from one of our directors, $300,000 in original aggregate principal amount of unsecured debt from an accredited investor, and $442,937 from other funding sources;

(iii)
seven properties contributed to us as of May 26, 2017 by Holmwood, including three properties for which we received all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes rather than a fee simple interest, each pursuant to the Contribution Agreement;

(iv)
our GSA Property acquired by our company on July 25, 2017, for a purchase price of $4,797,072, financed with secured mortgage financing in the original principal amount of $3,530,000, and proceeds from our Initial Offering of $1,267,072;

(v)
our GSA Property acquired by our company on November 21, 2017, for a purchase price of $8,273,349, financed by secured mortgage debt in original principal amount of $6,991,250 and proceeds from our Initial Offering of $1,282,099;

(vi)
our GSA Property acquired by our company on July 27, 2018, for a purchase price of $7,160,000, financed by secured mortgage debt in original principal amount of $5,360,000 and $1,800,000 in original aggregate principal amount of unsecured debt from two accredited investors of which $1,700,000 was from BH;

(vii)
our GSA Property acquired by our company on August 30, 2018, for a purchase price of $3,445,000, financed by secured mortgage debt in original principal amount of $2,580,000, $800,000 in original aggregate principal amount of unsecured debt from BH and $65,000 of operating cash;

(viii)
and our GSA Property acquired by our company on October 15, 2018, for a purchase price of $11,000,000, financed by secured mortgage debt in original principal amount of $8,250,000, $2,470,000 in original aggregate principal amount of unsecured debt from BH and $280,000 of operating cash.

The portfolio contains 320,652 rentable square feet located in 11 states and is 100% leased to the United States and either administered by the GSA or occupying department or agency.

We earned revenues of $8,431,607 and incurred operating costs of $3,767,800, excluding depreciation and amortization of $3,102,762 and equity-based compensation of $193,119, for the year ended December 31, 2018. Our net loss was $2,104,526, and after allocating $569,904 of net loss to the noncontrolling interest in our operating partnership and deducting Series A Preferred Stock dividends of $252,875, our net loss attributed to our common shareholders was $1,787,497.

For the year ended December 31, 2017

At December 31, 2017, we owned ten properties and all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership including for federal income tax purposes for three other properties. Our portfolio of properties at December 31, 2017 consisted of the following:

(i)
three GSA Properties, or our Initial Owned Properties, acquired by our company on June 10, 2016, for a purchase price of $11,050,596, financed with proceeds from the issuance of our 7.00% Series A Cumulative Convertible Redeemable Preferred Stock or Series A Preferred Stock of $805,807, secured mortgage financing in the original principal amount of $7,225,000, unsecured seller financing in the original principal amount of $2,019,789 and $1,000,000 in original principal amount of our unsecured loan from Holmwood;

(ii)
our GSA Property acquired by our company on March 31, 2017, for a purchase price of $14,717,937, financed with proceeds from senior mortgage debt in the original principal amount of $10,875,000, $2,770,000 in original aggregate principal amount of unsecured debt from BH, $330,000 in original aggregate principal amount of unsecured debt from one of our directors, $300,000 in original aggregate principal amount of unsecured debt from an accredited investor, and $442,937 from other funding sources;

(iii)
seven properties contributed to us as of May 26, 2017 by Holmwood, including three properties for which we received all of the rights to the profits, losses, any distributed cash flow and all of the other benefits and burdens of ownership for federal income tax purposes rather than a fee simple interest, each pursuant to the Contribution Agreement;

(iv)
our GSA Property acquired by our company on July 25, 2017, for a purchase price of $4,797,072, financed with secured mortgage financing in the original principal amount of $3,530,000, and proceeds from our Initial Offering of $1,267,072; and

(v)
our GSA Property acquired by our company on November 21, 2017, for a purchase price of $8,273,349, financed by secured mortgage debt in original principal amount of $6,991,250 and proceeds from our Initial Offering of $1,282,099.

The portfolio contained 263,045 rentable square feet located in nine states and is 100% leased to the United States and either administered by the GSA or occupying department or agency.

Our operating activity includes the operating activity of the seven properties contributed to us from the period May 26, 2017 through December 31, 2017.

We earned revenues of $4,764,562 and incurred operating costs of $2,377,368, excluding depreciation and amortization of $1,675,079 and equity-based compensation of $181,031, for the year ended December 31, 2017. Our net loss was $1,459,774 and after allocating $244,844 of net loss to the noncontrolling interest in our operating partnership and deducting Series A Preferred Stock dividends of $316,095 our net loss attributed to our common shareholders was $1,531,025.

 Calculating Net Operating Income

We believe that our net operating income, or NOI, a non-GAAP measure, is a useful measure of our operating performance. We define NOI as total property revenues less total property operating expenses, excluding depreciation and amortization, interest expense, and asset management fees. Other REITs may use different methodologies for calculating NOI, and accordingly, our NOI may not be comparable to the NOI of other REITs. We believe that NOI as we calculate it, provides an operating perspective not immediately apparent from GAAP operating income or net income. We use NOI to evaluate our performance on a property-by-property basis, because NOI more meaningfully reflects the core operations of our properties as well as their performance by excluding items not related to property operating performance and by capturing trends in property operating expenses. However, NOI should only be used as an alternative measure of our financial performance.

The following table reflects GSA Property contributions to combined NOI together with a reconciliation of NOI to net income (loss) as computed in accordance with GAAP for the periods presented.

	For the year ended December 31
	2018	2017

Revenues	$8,431,607	$4,764,562
Less:
Operating expenses	2,572,811	1,353,452
Management fee	224,652	153,183
Total expenses	2,797,463	1,506,635

Net operating income	5,634,144	3,257,927
Less:
Asset management fee	328,053	150,299
Corporate expenses	835,403	901,465
Depreciation and amortization	3,102,762	1,675,079
Interest expense	3,529,982	1,990,858
Gain on asset disposition	(57,530)	-
Net loss	(2,104,526)	(1,459,774)
Less: Net (loss) income attributable to noncontrolling interest	(569,904)	(244,844)
Net loss attributed to HC Gov Realty Trust, Inc.	(1,534,622)	(1,214,930)
Less: Preferred stock dividends	(252,875)	(316,095)
Net (loss) income attributed to HC Gov Realty Trust, Inc. available to common shareholders	$(1,787,497)	$(1,531,025)

Liquidity and Capital Resources

Our business model is intended to drive growth through acquisitions. Our Recapitalization Transaction provided us with liquidity through both debt and cash investments. This allowed us to reduce our outstanding debt and provided us with additional capital to continue pursuing our acquisition strategies. In addition, access to the capital markets is an important factor for our continued success. We expect to continue to issue equity in our company with proceeds being used to acquire other single tenanted properties leased to the United States of America or buy facilities that are leased to credit-worthy state or municipal tenants.

Liquidity General.

Our need for liquidity will be primarily to fund (i) operating expenses and cash dividends; (ii) property acquisitions; (iii) deposits and fees associated with long-term debt financing for our GSA Properties; (iv) capital expenditures; (v) payment of principal of, and interest on, outstanding indebtedness; and (vi) other investments, consistent with our Investment Guidelines and Investment Policies.

We currently have one GSA Property under contract which will require $4,150,000 of funding, as of April 30, 2019, through a combination of cash and secured debt financing.

Capital Resources

Our capital resources are substantially related to our recent Recapitalization Transaction which is described in detail above under “Item 1. Business—Recent Recapitalization Transaction.” In connection with the Recapitalization Transaction, we received $10,500,000 in mezzanine debt, $10,500,000 through the issuance of our Series B Preferred Stock and $3,000,000 through the issuance of our common stock. This capital was primarily used to pay off existing debt, including accrued interest, in the aggregate amount of $20,139,316 comprised of $9,708,581 to pay off various debt affiliated with our former directors and officers or their affiliates, see “Item 5. Interest of Management and Others in Certain Transactions,” $1,439,557 of unsecured promissory notes payable to accredited investors, and $8,991,178 to pay off a loan cross-collateralized by four of our properties. The remaining $3,860,684 received from the Recapitalization Transaction was used to pay transaction-related expenses and past due accounts payable, with the balance reserved for general working capital purposes including pursuing and making acquisitions.

Trend Information

Our company, through our Operating Partnership is engaged primarily in the acquisition, leasing and disposition of single-tenanted, mission critical or customer facing properties, leased to the United States of America and that are situated in secondary and tertiary markets throughout the country. As full faith and credit obligations of the United States these leases offer risk-adjusted returns that are attractive, inasmuch as there continues to be no appreciable yield of comparable credit quality in the marketplace.

Prior to our Recapitalization Transaction, our Company had been capital constrained, which affected liquidity adversely from an operating perspective and the ability of our Company to manage several viable acquisition opportunities at the same time. While there can be no assurance, we believe the Recapitalization Transaction will enable management to accelerate acquisition plans, provide liquidity to recruit and retain qualified personnel to support growth and enhance purchasing power for goods and services in connection with the operation of our properties.

 Item 3. Directors and Officers

In connection with the Recapitalization Transaction, we experienced many changes in those who serve as our directors and officers. Information regarding our directors and officers is incorporated herein by reference to the Current Report on Form 1-U filed by our Company at: https://www.sec.gov/Archives/edgar/data/1670010/000165495419002955/hcgrt_1u.htm under the captions “Item 6. Changes in Control of Issuer” and “Item 9. Other Events.”

Following the closing of the Recapitalization Transaction, on March 20, 2019, each of Dr. Philip Kurlander and Mr. Edwin Stanton resigned from his position as a director of our Board of Directors. As of March 20, 2019, our Board of Directors is comprised of Messrs. Hale, Garner, Hultquist and Stewart. Mr. Hale was named Chairman of our Board of Directors.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of April 30, 2019, certain information regarding the beneficial ownership of our stock for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding shares of any class of voting stock and (2) each of our directors and named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding shares of any class of voting stock. Each person named in the table has sole voting and investment power with respect to all of the shares of common stock shown as beneficially owned by such person.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, our shares of common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Common Stock	All Executive Officers and Directors1	50,000 Shares	N/A	3.6%
Common Stock	HG Holdings, Inc.2	300,000 Shares	N/A	21.3%
Series A Preferred Stock	Baker Hill Holding, LLC3	26,000 Shares	N/A	18.0%
Series B Preferred Stock	All Executive Officers and Directors1	500,000 Shares4	N/A	47.6%
Series B Preferred Stock	Hale Partnership Capital Management5, 6	500,000 Shares	N/A	47.6%
Series B Preferred Stock	HG Holdings, Inc.2	200,000 Shares	N/A	19.0%
Series B Preferred Stock	The Foursquare Foundation7	212,500 Shares	N/A	20.2%

1 The address of each beneficial owner is 390 S Liberty Street, Suite 100, Winston-Salem, NC 27101.
2 The address of HG Holdings, Inc. is 2115 E. 7th Street, Suite 101, Charlotte, NC 27804.
3 The address of Baker Hill Holding, LLC is 54 Phipps Lane, Plainview, NY 11803.
4 Includes the shares directed by Hale Partnership Capital Management (“HPCM”).
5 The address of HPCM is 3675 Marine Drive, Greenville, NC 27834.
6 HPCM serves as investment manager or adviser to commingled funds, group trusts and separate accounts (such investment companies, funds, trusts and accounts, collectively referred to as the “Funds”). In certain cases, certain subsidiaries of HPCM may act as an adviser or sub-adviser to certain Funds. In its role as investment adviser, sub-adviser and/or manager, HPCM or its subsidiaries may possess voting and/or investment power over the securities of the Company owned by the Funds and may be deemed to be the beneficial owner of these shares. However, all securities reported on the table are owned by the Funds, and HPCM and its subsidiaries disclaim beneficial ownership of all of the shares shown.
7 The address of The Foursquare Foundation is 1910 W. Sunset Boulevard, Suite 200, Los Angeles, CA 90026.

 Item 5. Interest of Management and Others in Certain Transactions

The information included above under the caption “Item 1. Business—Recent Recapitalization Transaction” is hereby incorporated by reference into this Item 5. The information contained in the post-qualification amendment to our Offering Statement on Form 1-A located at: https://www.sec.gov/Archives/edgar/data/1670010/000165495418012065/hcgov_1apos.htm under the caption “INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS” is incorporated herein by reference.

The following information has changed since the date of our post-qualification amendment to our Offering Statement on Form 1-A:

Norfolk Interim Loans

On March 31, 2017, the Company borrowed $2,770,000 from BH and $300,000 from Mr. Robert R. Kaplan. These loans were repaid in full in the aggregate amount of $3,070,000 with proceeds from our Recapitalization Transaction.

Additional Affiliated Loans and Advances

In July 2018, Messrs. Kaplan, Kaplan Jr., and Stanton, and BH, each advanced $60,000 to our Company to fund working capital and distributions. As of the date of this annual report, these amounts remain outstanding.

In October 2018, BH made two unsecured loans to our company in the amounts of $78,000 and $150,000 to fund distributions to our stockholders. These loans were repaid in full in the aggregate amount of $228,000 with proceeds from our Recapitalization Transaction.

Promissory Notes

On December 11, 2017, the Company borrowed $1,500,000 in aggregate principal amount pursuant to multiple unsecured promissory notes payable to accredited investors. With respect to these notes, $500,000 in principal amount was loaned by BH, and $250,000 was loaned by a member of the Company’s predecessor. These loans were repaid in full in the aggregate amount of $1,500,000 with proceeds from our Recapitalization Transaction.

BH Notes

On July 27, 2018, our Operating Partnership borrowed $1,700,000 from BH, pursuant to an unsecured promissory note. Also, on August 30, 2018, our Operating Partnership borrowed $800,000 from BH, pursuant to an unsecured promissory note. In addition, on October 12, 2018, our Operating Partnership borrowed $2,470,000 from BH, pursuant to an unsecured promissory note. These loans were repaid in full, including principal and interest make-whole payment, in the amount of $1,801,150, $856,933 and $2,705,336, respectively, with proceeds from our Recapitalization Transaction.

Predecessor Payables

Our Company had outstanding payables to our predecessor for various expenses paid on our behalf by our predecessor in the amount of $408,514. As of the date of this annual report, this amount remains outstanding.

Item 6. Other Information

None

 Item 7. Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
HC Government Realty Trust, Inc.
Winston-Salem, North Carolina

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of HC Government Reality Trust, Inc. and subsidiaries (collectively, “the Company”) as of December 31, 2018 and 2017, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018 and 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Cherry Bekaert LLP

We have served as the Company’s auditor since 2016.

Richmond, VA
April 30, 2019

HC Government Realty Trust, Inc.
Consolidated Balance Sheets
December 31, 2018 and 2017

	December 31, 2018	December 31, 2017
ASSETS
Investment in real estate, net	$79,786,230	$61,922,635
Cash and cash equivalents	1,444,172	695,719
Restricted cash	1,718,676	1,676,152
Rent and other tenant receivables, net	1,073,881	757,752
Leasehold intangibles, net	8,024,729	5,635,435
Deposits on properties under contract	224,069	58,000
Prepaid expenses and other assets	235,005	307,840
Total Assets	$92,506,762	$71,053,533

LIABIILTIES
Mortgages payable, net of unamortized debt costs	$65,503,177	$49,573,683
Notes payable - related party	9,518,000	4,150,000
Notes payable	1,180,000	1,179,610
Declared dividends and distributions	378,687	344,842
Accrued interest payable	417,141	248,352
Accounts payable	422,162	267,232
Accrued expenses	483,879	357,981
Deferred revenue	452,313	-
Tenant improvement obligation	1,224,923	1,315,366
Acquisition fee payable - related party	505,239	274,345
Below-market leases, net	868,786	1,001,754
Related party payable, net	722,465	461,858
Total Liabilities	81,676,772	59,175,023

COMMITMENTS AND CONTINGENCIES (Note 14)	-	-

STOCKHOLDERS' EQUITY

Preferred stock ($0.001 par value, 750,000,000 shares authorized and 144,500 shares issued and outstanding)	144	144
Common stock ($0.001 par value, 250,000,000 shares authorized, 1,107,041 and 895,307 common shares issued and outstanding at December 31, 2018 and 2017, respectively)	1,107	895
Additional paid-in capital	11,314,818	8,948,713
Offering costs	(1,459,479)	(1,459,479)
Accumulated deficit	(2,875,596)	(1,340,974)
Accumulated dividends and distributions	(1,536,708)	(690,963)
Total Stockholders' Equity	5,444,286	5,458,336
Noncontrolling interest in operating partnership	5,385,704	6,420,174
Total Equity	10,829,990	11,878,510
Total Liabilities and Stockholders' Equity	$92,506,762	$71,053,533

The following table presents the assets and liabilities of the Company's three consolidated variable interest entities as of December 31, 2018 and 2017 which are included on the consolidated balance sheets above. The assets in the table below include those assets that can only be used to settle obligations of the consolidated variable interest entities. The liabilities in the table below include third-party liabilities of the consolidated variable interest entities only, and for which creditors or beneficial interest holders do not have recourse to the Company, and exclude intercompany balances that eliminate in consolidation.

ASSETS OF CONSOLIDATED VARIABLE INTEREST ENTITIES THAT CAN ONLY BE USED TO SETTLE THE OBLIGATIONS OF CONSOLIDATED VARIABLE INTEREST ENTITIES:

Buildings and improvements, net	$11,627,603	$12,007,437
Intangible assets, net	397,582	530,626
Prepaids and other assets	122,777	457,096
Total Assets	$12,147,962	$12,995,159

LIABILITIES OF CONSOLIDATED VARIABLE INTEREST ENTITIES FOR WHICH CREDITORS OR BENEFICIAL INTEREST HOLDERS DO NOT HAVE RECOURSE TO THE COMPANY.

Mortgages payable	$9,633,590	$9,796,972
Intangible liabilities, net	123,985	168,733
Accounts payable and accrued expenses	255,205	242,284
Total liabilities	$10,012,780	$10,207,989

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2018 and 2017

	For the years ended December 31,
	2018	2017
Revenues
Rental revenues	$8,145,067	$4,595,560
Real estate tax reimbursments and other revenues	286,540	169,002
Total revenues	8,431,607	4,764,562

Operating expenses
Depreciation and amortization	3,102,762	1,675,079
General and administrative	441,029	405,824
Ground leases	91,545	45,954
Insurance	100,359	58,373
Janitorial	389,552	208,618
Management fees	552,705	303,482
Professional expenses	468,263	482,070
Real estate and other taxes	849,546	357,143
Repairs and maintenance	435,631	248,900
Equity-based compensation	193,119	181,031
Utilities	439,170	267,004
Total operating expenses	7,063,681	4,233,478

Other (income) expense
Interest expense	3,529,982	1,990,858
Gain on disposition of property	(57,530)	-
Net other (income) expense	3,472,452	1,990,858

Net loss	(2,104,526)	(1,459,774)
Less: Net loss attributable to noncontrolling interest in operating partnership	(569,904)	(244,844)
Net loss attributed to HC Government Realty Trust, Inc.	(1,534,622)	(1,214,930)
Preferred stock dividends	(252,875)	(316,095)
Net loss attributed to HC Government Realty Trust, Inc. available to common shareholders	$(1,787,497)	$(1,531,025)

Basic and diluted loss per share	$(1.70)	$(3.03)

Basic and diluted weighted-average common shares outstanding	1,048,495	504,486

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2018 and 2017

					Additional			Cumulative Dividends	Total	Non-controlling Interst in
	Preferred Series A		Common Stock		Paid-in	Offering	Accumulated	and	Stockholders'	Operating	Total
	Shares	Par Value	Shares	Par Value	Capital	Costs	Deficit	Distributions	Equity	Partnership	Equity

Balance, December 31, 2016	144,500	144	200,000	200	3,614,156	(1,074,485)	(126,044)	(104,636)	2,309,335	-	2,309,335
Proceeds from issuing common shares, net of issuances costs	-	-	679,307	679	6,141,247	-	-	-	6,141,926	-	6,141,926
Contribution of Holmwood Capital properties for common units	-	-	-	-	(1,316,740)	-	-	-	(1,316,740)	7,384,922	6,068,182
Equity-based compensation - restricted stock	-	-	16,000	16	98,651	-	-	-	98,667	-	98,667
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	82,364	82,364
Dividends and distributions	-	-	-	-	-	-	-	(586,327)	(586,327)	(390,869)	(977,196)
Offering costs	-	-	-	-	-	(384,994)	-	-	(384,994)	-	(384,994)
Allocation of NCI in operating partnership	-	-	-	-	411,399	-	-	-	411,399	(411,399)	-
Net loss	-	-	-	-	-	-	(1,214,930)	-	(1,214,930)	(244,844)	(1,459,774)
Balance, December 31, 2017	144,500	144	895,307	895	8,948,713	(1,459,479)	(1,340,974)	(690,963)	5,458,336	6,420,174	11,878,510
Proceeds from issuing common shares, net of issuances costs	-	-	211,734	212	1,947,443	-	-	-	1,947,655	-	1,947,655
Issuance of OP Units in connection with property closing	-	-	-	-	-	-	-	-	-	400,000	400,000
Equity-based compensation - restricted stock	-	-	-	-	61,333	-	-	-	61,333	-	61,333
Equity-based compensation long-term incentive plan shares	-	-	-	-	-	-	-	-	-	131,786	131,786
Dividends and distributions	-	-	-	-	-	-	-	(845,745)	(845,745)	(639,023)	(1,484,768)
Allocation of NCI in operating partnership	-	-	-	-	357,329	-	-	-	357,329	(357,329)	-
Net loss	-	-	-	-	-	-	(1,534,622)	-	(1,534,622)	(569,904)	(2,104,526)
Balance, December 31, 2018	144,500	$144	1,107,041	$1,107	$11,314,818	$(1,459,479)	$(2,875,596)	$(1,536,708)	$5,444,286	$5,385,704	$10,829,990

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and 2017

	For the Years Ended December 31,
	2018	2017
Cash flows from operating activities:
Net loss	$(2,104,526)	$(1,459,774)
Adjustments to reconcile net loss to net cash provided from (used in) operating activities:
Depreciation	2,385,819	1,299,191
Amortization of acquired lease-up costs	322,446	178,296
Amortization of in-place leases	394,497	197,592
Amortization of above/below-market leases	101,008	24,639
Amortization of debt issuance costs	243,223	97,387
Equity-based compensation - long-term incentive plan units	131,786	82,364
Equity-based compensation - restricted shares	61,333	98,667
Gain on disposition of property	(57,530)	-
Change in assets and liabilities
Restricted cash	(42,524)	(174,271)
Rent and other tenant receivables, net	(316,129)	(482,217)
Prepaid expense and other assets	72,835	(130,470)
Deposits on properties under contract	(166,069)	-
Related party receivables, net	-	525,397
Accrued interest payable	244,789	212,973
Accounts payable and other accrued expenses	272,335	(90,454)
Deferred revenue	452,313	-
Tenant improvement obligation	(90,443)	-
Related party payable, net	20,607	461,858
Net cash provided from operating activities	1,925,770	841,178

Cash flows from investing activities:
Restricted cash	-	(1,315,366)
Capital improvements	(133,101)	(8,495)
Sale of property	98,879	-
Property acquisitions	(22,858,488)	(26,198,647)
Net cash used in investing activities	(22,892,710)	(27,522,508)

Cash flows from financing activities:
Debt issuance costs	(345,762)	(372,317)
Dividends paid	(1,450,923)	(632,354)
Mortgage principal payments	(1,107,967)	(3,673,038)
Mortgage proceeds	17,140,000	24,146,250
Notes principal repayments	(99,610)	(136,211)
Notes principal repayments - related party	(330,000)	-
Offering costs	-	(384,994)
Proceeds from advances - related party	765,000	-
Proceeds from notes payable	100,000	1,204,000
Proceeds from notes payable - related party	5,622,000	4,150,000
Proceeds from sale of common stock, net of issuance costs	1,947,655	6,141,926
Repayment of advances - related party	(525,000)	-
Repayment of seller note payable	-	(1,992,140)
Repayment of assumed notes payable	-	(1,321,210)
Net cash provided from financing activities	21,715,393	27,129,912

Net increase in cash and cash equivalents	748,453	448,582
Cash and cash equivalents, beginning of period	695,719	247,137
Cash and cash equivalents, end of period	$1,444,172	$695,719

Supplemental cash flow information:
Cash paid for interest	$3,117,970	$1,645,119
Cash paid for income taxes	$-	$-
Non cash investing and financing activities:
Accrued interest added to note payable - related party	$76,000	$-
Assumed liabilities (See Note 3)	$-	$24,670,469
Capitalized acquisition fees	$230,894	$274,345
Common units issued in connection with contribution transaction	$-	$6,068,182
Common units issued in connection with property acquisition	$400,000	$-
Contributed assets (See Note 3)	$-	$30,738,651
Mortgage principal refinanced	$6,781,386	$-
Refinance costs added to mortgage	$52,907	$-

The accompanying notes are an integral part of the consolidated financial statements

HC Government Realty Trust, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2018 and 2017

1.
Organization

HC Government Realty Trust, Inc. (the “REIT”), a Maryland corporation, was formed on March 11, 2016 to primarily source, acquire, own and manage built-to-suit and improved-to-suit, single-tenant properties leased by the United States of America through the U.S General Services Administration (“GSA Properties”). The REIT focuses primarily on GSA Properties across secondary and smaller markets, within size ranges of 5,000 to 50,000 rentable square feet, and in their first term after construction or retrofit to post-9/11 standards. Further, the REIT selects GSA Properties that fulfill mission critical or citizen service functions. Leases associated with the GSA Properties are full faith and credit obligations of the United States of America and are administered by the U.S. General Services Administration or directly through the occupying federal agencies, or collectively the GSA.

The REIT owns its properties through the REIT’s subsidiary, HC Government Realty Holdings, L.P., a Delaware limited partnership (“Operating Partnership”, and together with the REIT, the “Company”). The Operating Partnership invests through wholly-owned special purpose limited liability companies, or special purpose entities (“SPEs”), primarily in properties across secondary or smaller markets.

The consolidated financial statements include the accounts of the Operating Partnership subsidiary and related SPEs and the accounts of the REIT. As of December 31, 2018, the financial statements reflect the operations of 16 properties representing 320,652 rentable square feet located in eleven states. The properties are 100% leased to the government of the United States of America and based on annualized net operating income as of December 31, 2018, have a weighted average remaining lease term of 10.0 years if none of the early termination rights are exercised and 6.2 years if all of the early termination rights are exercised. The Company and its assets are managed externally by Holmwood Capital Advisors, LLC and its subsidiary Holmwood Capital Management, LLC (collectively “HCA” or “Asset Manager”).  The owners of HCA, or their respective affiliates, principally own and control Holmwood Capital, LLC (“predecessor” or “Holmwood”). Holmwood and HCA own an aggregate 43.54% of the common units of Operating Partnership as of December 31, 2018. The CEO of HCA and Holmwood served as the Company’s CEO until March 13, 2019 and as a board member of the Company until March 20, 2019. In addition, two other beneficial owners of HCA and Holmwood served as board members of the Company until March 20, 2019. The Company operates as an UPREIT and has elected to be treated as a real estate investment trust, or REIT, for federal income tax purposes under the Internal Revenue Code of 1986, as amended, or the Code, beginning with the taxable year ended December 31, 2017.

2.
Significant Accounting Policies

Basis of Accounting and Consolidation Basis - The accompanying consolidated financial statements include the accounts of the Operating Partnership and 16 SPEs as of December 31, 2018. Of the SPEs, 13 are wholly-owned entities that are consolidated based upon the Company having a controlling financial interest, and three SPEs are consolidated variable interest entities based upon management’s determination that the Operating Partnership has a variable interest in the entities and is the primary beneficiary. All other significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Cash and Cash Equivalents - Cash and cash equivalents include all cash and liquid investments with an initial maturity of three months or less when purchased. At times, the Company’s cash and cash equivalents balance deposited with financial institutions may exceed federally insurable limits. The Company maintains separate cash balances at the operating partnership and SPE level. At December 31, 2018, two accounts had a combined $1,773,591 in excess of insured limits, all others were below the insurable limits. The Company mitigates this risk by depositing funds with major financial institutions. The Company has not experienced any losses in connection with such deposits.

Restricted Cash – Restricted cash consists of amounts escrowed for future real estate taxes, insurance, and capital expenditures, as required by certain of the Company’s mortgage debt agreements.

Purchase Accounting for Acquisitions of Real Estate Subject to a Lease - In accordance with the Financial Accounting Standards Board (“FASB”) guidance on business combinations, the Company determines the fair value of the real estate assets acquired on an “as if vacant” basis.

Management estimates the “as if vacant” value considering a variety of factors, including the physical condition and quality of the buildings, estimated rental and absorption rates, estimated future cash flows, and valuation assumptions consistent with current market conditions. The “as if vacant” fair value is allocated to land and buildings and improvements based on relevant information obtained in connection with the acquisition of the property, including appraisals and property tax assessments. Above-market and below-market lease values are determined on a lease-by-lease basis based on the present value (using an interest rate that reflects the risk associated with the leases acquired) of the difference between (a) the contractual amounts to be paid under the lease and (b) management’s estimate of the fair market lease rate for the corresponding space over the remaining non-cancelable terms of the related leases. Above (below) market lease values are recorded as leasehold intangibles and are recognized as an increase or decrease in rental income over the remaining non-cancelable term of the lease. Amortization relating to above (below) market leases for the years ended December 31, 2018 and 2017 was $101,008 and $24,639, respectively, and was recorded as a reduction to rental revenues.

Additionally, in-place leases are valued in consideration of the net rents earned that would have been foregone during an assumed lease-up period; and lease-up costs are valued based upon avoided brokerage fees. The Company has not recognized any value attributable to customer relationships. The difference between the total of the calculated values described above, and the actual purchase price plus acquisition costs, is allocated pro-ratably to each component of calculated value. In-place leases and lease-up costs are amortized over the remaining non-cancelable term of the leases.

Management utilizes independent third-parties to assist with the determination of fair value of the various tangible and intangible assets that are acquired.

The cost of tenant improvements are capitalized and amortized over the non-cancelable term of each specific lease.

Maintenance and repair costs are expensed as incurred while costs incurred that extend the useful life of the real estate investment are capitalized.

Depreciation of an asset begins when it is available for use and is calculated using the straight-line method over its estimated useful life. Range of useful lives for depreciable assets are as follows:

Category	Term
Buildings	40 years
Building and site improvements	5- 40 years
Tenant improvements	Shorter of remaining life of the lease or useful life

Tenant Improvements - As part of the leasing process, the Company may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the remaining lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Company is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of minimum rent revenue. Factors considered during this evaluation include, among other things, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement and provisions for substantiation of such costs (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Leases - The Company’s real estate is leased to tenants on a modified gross lease basis. The leases provide for a minimum rent which normally is flat during the firm term of the lease. The minimum rent payment may include payments to pay for lessee requests for tenant improvements or to cover the cost for extra security. The tenant is required to pay increases in property taxes over the base year and an increase in operating costs based on the consumer price index of the lease’s base year operating expenses. Operating costs includes repairs and maintenance, cleaning, utilities and other related costs. Generally, the leases provide the tenant with renewal options, subject to generally the same terms and conditions of the base term of the lease. The Company accounts for its leases using the operating method. Such method is described below:

Operating method – Properties with leases accounted for using the operating method are recorded at the cost of the real estate. Revenue is recognized as rentals are earned and expenses (including depreciation and amortization) are charged to operations as incurred. Buildings are depreciated on the straight-line method over their estimated useful lives. Leasehold intangibles are amortized on the straight-line method over the terms of their respective leases. When scheduled rentals vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent revenue over the term of the lease.

Impairment – Real Estate - The Company reviews investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. To determine if impairment may exist, the Company reviews its properties and identifies those that have experienced either a change or an event or circumstance warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the Company estimates the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, the Company will recognize an impairment loss based upon the estimated fair value of such property. For the year ended December 31, 2018 and 2017, the Company has not recorded any impairment charges.

Organizational, Offering and Related Costs - Organizational and offering costs of the Company are presented as a reduction of shareholders’ equity within the consolidated balance sheets and statements of changes in stockholders’ equity. Organizational and offering costs represent expenses incurred in connection with the formation of the Company and the filing of the Company’s securities offering pursuant to Regulation A. As of December 31, 2018 and 2017, organizational and offering costs totaled $1,459,479.

Revenue Recognition - Minimum rents are recognized when due from tenants; however, minimum rent revenues under leases which provide for varying rents over their terms, if any, are straight lined over the term of the leases. In the case of expense reimbursements due from tenants, the revenue is recognized in the period in which the related expense is incurred.

Rents and Other Tenant Receivables net - Rents and other tenant receivables represent amounts billed and due from tenants. When a portion of the tenants’ receivable is estimated to be uncollectible, an allowance for doubtful accounts is recorded. Due to the high credit worthiness of the tenants, there were no allowances as of December 31, 2018 and 2017.

Income Taxes – The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code and applicable Treasury regulations relating to REIT qualification beginning with its fiscal year ending December 31, 2017. In order to maintain this REIT status, the regulations require the Company to distribute at least 90% of its taxable income to shareholders and meet certain other asset and income tests, as well as other requirements. If the Company fails to qualify as a REIT, it will be subject to tax at regular corporate rates for the years in which it fails to qualify. If the Company loses its REIT status it could not elect to be taxed as a REIT for five years unless the Company’s failure to qualify was due to reasonable cause and certain other conditions were satisfied.

Management analyzes its tax filing positions in the U.S. federal, state and local jurisdictions where it is required to file income tax returns for all open tax years. If, based on this analysis, management determines that uncertainties in tax positions exist, a liability is established along with an estimate for interest and penalty. Management has determined that there were no uncertain tax positions; and, accordingly, no associated interest and penalties were required to be accrued at December 31, 2018 and 2017.

Noncontrolling Interest - Noncontrolling interest represents the portion of equity in the Company’s Operating Partnership not attributable to the Company. The value of the noncontrolling interest is calculated by multiplying the noncontrolling interest ownership percentage at the balance sheet date by the Operating Partnership’s equity. The noncontrolling interest ownership percentage is calculated by dividing the Operating Partnership common units not owned by the Company by the total Operating Partnership common units outstanding. The noncontrolling interest ownership percentage will change as additional common units are issued or as common units are exchanged for the Company’s common stock. Subsequent changes in the noncontrolling interest value are recorded to additional paid-in capital. Accordingly, the value of the noncontrolling interest is included in the equity section of the consolidated balance sheets but presented separately from the Company’s equity.

Debt Issuance Costs – Debt issuance costs incurred in connection with the Company’s mortgages payable have been deferred and are being amortized over the term of the respective loan agreements using the effective interest method. As applicable, the unamortized balance of debt issuance costs is presented as a reduction of the mortgages payable carrying value within the consolidated balance sheets.

Earnings (Loss) Per Share - Basic earnings (loss) per share is based on the weighted effect of all common shares issued and outstanding and is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income available to common shareholders by the weighted average number of common shares used in the basic earnings per share calculation plus the number of common shares, if any, that would be issued assuming conversion of all potentially dilutive securities outstanding.

The following securities were not included in the computation of the Company’s diluted net loss per share as their effect would be anti-dilutive.

	As of December 31,
	2018	2017
Potentially dilutive securities outstanding
Convertible common units	1,118,416	1,078,416
Convertible long-term incentive plan units	72,215	66,056
Convertible preferred stock	433,500	433,500
Unvested restricted stock	-	16,000
Total potential dilutive securities	1,624,131	1,593,972

Recent Accounting Pronouncements - In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers,” which supersedes the revenue recognition requirements of Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” and most industry-specific guidance on revenue recognition throughout the ASC. The new standard is principles based and provides a five-step model to determine when and how revenue is recognized. The core principle of the new standard is that revenue should be recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new standard also requires disclosure of qualitative and quantitative information surrounding the amount, nature, timing and uncertainty of revenues and cash flows arising from contracts with customers. The new standard became effective for the Company on January 1, 2019. The Company’s revenue is based on real estate leasing transactions which are not within the scope of the new standard. The Company does not expect for the adoption of ASU 2014-09 to have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)." ASU 2016-02 is intended to improve financial reporting about leasing transactions.  The ASU will require organizations that lease assets referred to as “Lessees” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. An organization is to provide disclosures designed to enable users of financial statements to understand the amount, timing, and uncertainty of cash flows arising from leases. These disclosures include qualitative and quantitative requirements concerning additional information about the amounts recorded in the consolidated financial statements.  The leasing standard will be effective for the year ended December 31, 2020. Early adoption will be permitted upon issuance of the standard and a modified retrospective approach must be applied. The Company is currently evaluating the impact of ASU 2016-02 on its financial statements. See Note 14 Commitments and Contingencies for the Company’s operating leases.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments.” ASU 2016-15 is intended to improve cash flow statement classification guidance. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-15 on its financial statements.

In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash” ASU 2016-18 is intended to address the diversity that exists in practice with respect to the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230. The standard will be effective for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of ASU 2016-18 on its financial statements.

In January 2017, the FASB issued ASU 2017-01, "Business Combinations (Topic 805): Clarifying the Definition of a Business.” ASU 2017-01 is intended to help companies evaluate whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The standard will be effective for public business entities beginning with annual periods beginning after December 15, 2017 and for all other entities after December 15, 2018. The Company has early adopted ASU 2017-01 and applied its guidance to the property acquisitions made during the year ended December 31, 2018. The adoption of this guidance did not impact the Company’s historical policy of accounting for property acquisitions as asset purchases rather than business combinations.

The Company has adopted reporting standards and disclosure requirements as a “smaller reporting company” as defined in Securities Act rule 405, Exchange Act Rule 12b-2 and Item 10(f) of Regulation S-K as amended September 13, 2017. This rule provides scaled disclosure accommodations, the purpose of which is to provide general regulatory relief to qualifying entities.

Other accounting standards that have been issued or proposed by the FASB or other standard-setting bodies are not currently applicable to the Company or are not expected to have a significant impact on the Company’s financial position, results of operations and cash flows.

3.
Contribution Transaction

On May 26, 2017, Holmwood and the Operating Partnership closed on a transaction that resulted in Holmwood contributing its entire membership interest in four SPEs to the Operating Partnership and assigning to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow for three other SPEs as well as all of the other benefits and burdens of ownership for federal income tax purposes (the “Contribution Transaction”). In exchange for the aforementioned, the Operating Partnership issued 1,078,416 of its common units (“OP Units”). The agreed upon value of the transaction between the parties was $10,784,161. However, the Company recognized value of $6,068,182 with respect to the issuance of the OP Units based upon the net identifiable assets received. This issuance was recorded as a non-cash transaction in the Consolidated Statement of Changes in Stockholders Equity for the year ended December 31, 2017.

The Contribution Transaction was accounted for as a commonly controlled transaction whereby the contributed assets and assumed liabilities are acquired at their historical book values, rather than at the agreed upon value. The historical book value of the net identifiable assets contributed was $6,068,182.

A summary of the Company’s contributed assets and assumed liabilities as of May 26, 2017 is as follows:

Assets contributed:
Buildings and improvements, net	$28,748,079
Intangible assets, net	1,653,771
Prepaid and other assets	336,801
Total assets contributed, net	$30,738,651
Liabilities assumed:
Mortgages payable	$22,307,335
Notes payable	1,321,210
Intangible liabilities, net	704,941
Accounts payable and accrued expenses	336,983
Total liabilities assumed	$24,670,469

Net identifiable assets contributed	$6,068,182

As part of the Contribution Transaction, the Company and Holmwood entered into a tax protection agreement indemnifying Holmwood for any taxes resulting from a sale for a period of ten years after the date of the Contribution Transaction.

4.
Variable Interest Entities

With respect to the three SPEs where Holmwood assigned to the Operating Partnership all its rights, title and interest in and to any and all profits, losses and distributed cash flow, management determined these SPEs to be variable interest entities (“VIE”) in which the Operating Partnership has a variable interest and that Holmwood equity holders lacked the characteristics of a controlling financial interest. The Company determined in accordance with ASC Topic 810 “Consolidation” to consolidate these SPEs.

A summary of the VIE’s assets and liabilities that are included within the Company’s Consolidated Balance Sheets at December 31, 2018 and 2017 is as follows:

	December 31,	December 31,
Assets:	2018	2017
Buildings and improvements, net	$11,627,603	$12,007,437
Intangible assets, net	397,582	530,626
Prepaids and other assets	122,777	457,096
Total assets	$12,147,962	$12,995,159

Liabilities:
Mortages payable	$9,633,590	$9,796,972
Intangible liabilities, net	123,985	168,733
Accounts payable and accrued expenses	255,205	242,284
Total liabilities	$10,012,780	$10,207,989

Net identifiable assets	$2,135,182	$2,787,170

5.
Investment in Real Estate

The following is a summary of the Company’s investment in real estate, net as of December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Land	$7,486,554	$6,065,137
Buildings and improvements	69,150,056	52,699,106
Site improvements	1,116,653	-
Tenant improvements	5,962,007	4,701,613
	83,715,270	63,465,856
Accumulated depreciation	(3,929,040)	(1,543,221)
Investment in real estate, net	$79,786,230	$61,922,635

Depreciation expense for the years ended December 31, 2018 and 2017 was $2,385,819 and $1,299,191, respectively.

During the year ended December 31, 2018, the Company acquired three properties located in Knoxville, Iowa (“Knoxville Property”), Champaign, Illinois (“Champaign Property”), and Sarasota, Florida (“Sarasota Property”) with rentable square footage of 12,833, 11,180 and 28,210, respectively. The Knoxville Property and Champaign Property acquisitions were financed with a combination of operating cash, first mortgage loans and unsecured debt; and the Sarasota Property was financed with a combination of operating cash, first mortgage loan, unsecured debt and OP Units. All three properties were acquired with leases in place with the United States of America with remaining firm terms between 9 and 13 years at the time of acquisition.

Pursuant to a purchase and sale agreement dated April 27, 2017 (“the Agreement”) and further with respect to our Montgomery Property, the Company was obligated to pay additional purchase price (1) in the event the actual base year property taxes are less than the estimated base year property taxes used in the Agreement and (2) in the event the seller (i) procured an amendment to the existing GSA lease for additional space and (ii) paid for the development and construction of the additional space. Effective October 19, 2018, the Company completed the purchase of the additional space for approximately $1,419,000, including transaction related costs of approximately $14,200. The effect of the lease amendment was to increase rentable square feet by 5,384 and increase rental income approximately $125,000 per year. On December 3, 2018, the Company paid additional purchase price of $89,469 with respect to the base year tax adjustment.

A summary of the allocated purchase price, based on estimated fair values, for each acquired property and the additional purchase price paid with respect to the Montgomery Property in 2018 is as follows:

	Knoxville	Champaign	Sarasota	Montgomery
2018 Acquisitions:	7/27/2018	8/30/2018	10/15/2018	10/19/2018	Total

Land	$521,984	$149,320	$782,969	$-	$1,454,273
Buildings and improvements	4,840,784	1,472,576	8,907,758	1,217,766	16,438,884
Tenant improvements	213,179	704,810	286,238	56,166	1,260,393
Site improvements	583,103	45,544	366,972	-	995,619
Acquired In-place leases	561,078	231,651	640,536	102,586	1,535,851
Acquired lease-up costs	422,864	181,479	278,272	85,941	968,556
Above market leases	90,646	727,700	-	46,955	865,301
Below Market leases	-	-	(29,493)	-	(29,493)
Acquisition fees payable	(71,500)	(34,450)	(110,000)	(14,944)	(230,894)
	$7,162,138	$3,478,630	$11,123,252	$1,494,470	$23,258,490

In addition to the building and site improvements acquired in connection with the 2018 property acquisitions, the Company capitalized building and site improvements with respect to its existing portfolio of $133,101 for the year ended December 31, 2018.

During the year ended December 31, 2017 the Company acquired three properties located in Norfolk, Virginia (“Norfolk Property”), Montgomery, Alabama (“Montgomery Property”) and San Antonio, Texas (“San Antonio Property”) with rentable square footage of 53,917, 16,036 and 38,756, respectively. The acquisitions were financed with a combination of cash and first mortgage loans. All three properties were acquired with leases in place with the United States of America with remaining firm terms between 4.3 and 9.5 years at the time of acquisition. A summary of the allocated purchase price, based on estimated fair values, for each acquired property is as follows:

	Norfolk	Montgomery	San Antonio
2017 Acquisitions:	March 31, 2017	July 25, 2017	November 21, 2017	Total

Land	$1,542,290	$549,664	$273,588	$2,365,542
Buildings and improvements	11,115,690	2,751,204	5,968,136	19,835,030
Tenant improvements	-	504,350	1,324,340	1,828,690
Acquired In-place leases	418,856	174,905	394,907	988,668
Acquired lease-up costs	562,611	167,501	193,487	923,599
Above market leases	1,078,490	649,448	118,891	1,846,829
Tenant improvement obligation	(1,315,366)	-	-	(1,315,366)
Acquisition fees payable	(145,000)	(47,095)	(82,250)	(274,345)
	$13,257,571	$4,749,977	$8,191,099	$26,198,647

In connection with the purchase of the Norfolk Property and the assumption of its related lease agreement, the Company assumed an aggregate obligation in the amount of $1,315,366 relating to a build-out allowance and a building specific capital allowance. At closing, the seller provided the Company a credit of an equal amount. The credit was received in cash and is held in escrow until the capital projects begin. As of December 31, 2018, $1,315,366 remained in escrow and is classified as restricted cash on the consolidated balance sheet.

During 2017, the Company also capitalized building and improvement costs in the amount of $8,495 related to its property located in Lakewood, Colorado.

6.
Leasehold Intangibles, net

The following is a summary of the Company’s leasehold intangibles as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017
Acquired in-place leases	$3,707,286	$2,171,435
Acquired lease-up costs	2,990,679	2,022,123
Acquired above-market leases	2,903,791	2,038,492
	9,601,756	6,232,050
Accumulated amortization	(1,577,027)	(596,615)
Leasehold intangibles, net	$8,024,729	$5,635,435

Amortization of in-place leases, lease-up costs and acquired above market leases was $980,412 and $520,445 for the years ended December 31, 2018 and 2017, respectively.

Future amortization of acquired in-place lease value, acquired lease-up costs and acquired above market leases (collectively “Intangible Lease Costs”) as of December 31, 2018 is as follows:

Intangible
Lease
Year Ended	Costs
2019	$1,225,901
2020	1,215,132
2021	1,164,461
2022	880,364
2023	732,962
Thereafter	2,805,909
Total	$8,024,729

The weighted-average amortization period is approximately 9.6 years.

7.
Below-Market Leases, net

The Company’s intangible liabilities consist of acquired below-market leases. The following is a summary of the Company’s intangible liabilities, as of December 31, 2018 and 2017.

	December 31, 2018	December 31, 2017
Acquired below-market leases	$1,183,039	$1,153,546
Accumulated amortization	(314,253)	(151,792)
Below-market leases, net	$868,786	$1,001,754

Amortization of below-market leases resulted in an increase in rental revenue of $162,461 and $119,918 for the years ended December 31, 2018 and 2017, respectively.

The future amortization of acquired below market leases as of December 31, 2018 is as follows:

Below
Market
Year Ended	Leases
2019	$183,433
2020	182,494
2021	164,493
2022	124,630
2023	105,572
Thereafter	108,164
Total	$868,786

The weighted-average amortization period is approximately 7.2 years.

8.
Mortgages Payable

The following table outlines the mortgages payable as of December 31, 2018 and 2017:

				Outstanding Principal
Issuance Date	Initial Balance	Interest Rate	Maturity	December 31, 2018	December 31, 2017

August-2013	$10,700,000	5.27%	August-2023	$9,784,236	$9,976,722
April-2015	7,600,000	3.72%	March-2018	-	6,874,169
June-2016	9,675,000	3.93%	July-2019	9,097,691	9,343,234
July-2017	10,875,000	4.00%	August-2022	10,527,970	10,789,967
July-2017	3,530,000	4.00%	August-2022	3,417,355	3,502,398
September-2017	2,750,000	4.00%	August-2022	2,642,030	2,734,311
November-2017	6,991,250	5.50%	June-2019	6,991,250	6,991,250
April-2018	6,834,293	4.69%	April-2020	6,760,504	-
July-2018	5,360,000	5.00%	August-2028	5,323,772	-
August-2018	2,580,000	4.75%	September-2023	2,566,457	-
October-2018	8,250,000	4.80%	July-2028	8,235,726	-
December-2018	950,000	4.55%	August-2022	950,000	-
Total principal				66,296,991	50,212,051
Debt issuance costs				(1,154,007)	(755,338)
Accumulated debt issuance cost amortization				360,193	116,970
Mortgage payable net of unamortized debt costs				$65,503,177	$49,573,683

At December 31, 2018 and 2017, the Company had unamortized debt issuance costs of $793,814 and $638,368, net of $360,193 and $116,970 of accumulated amortization, respectively, in connection with its various mortgage payables.

Mortgage loan balances as of December 31, 2018 and 2017 totaled $66,296,991 and $50,212,051, respectively. Fixed rate loans before unamortized debt issuance costs totaled $52,545,237 and $36,346,632 as of December 31, 2018 and 2017, respectively. Variable rate loans before unamortized debt issuance costs totaled $13,751,754 and $13,865,419 for the same respective periods. The loans are payable to various financial institutions and are collateralized by specific properties.

The mortgage loan issued in August 2013 bears interest at a fixed rate of 5.27% per annum, has debt service payments based on principal amortization over 30 years, and matures in August 2023. This mortgage was assumed by the Company in connection with the Contribution Agreement. Outstanding principal balance as of December 31, 2018 and 2017 was $9,784,236 and $9,976,722, respectively.

The mortgage loan issued in April 2015 has a variable interest rate equal to the one-month LIBOR rate plus 235 basis points. The interest rate was 3.72% for the year ended December 31, 2017. This mortgage was assumed by the Company in connection with the Contribution Agreement. The loan had required debt service payments based on principal amortization over 20 years and would have matured on March 25, 2017 in the event the predecessor had not exercised its option to extend the loan to March 25, 2018. The outstanding principal balance as of December 31, 2017 was $6,874,169. On or about April 27, 2018, the Company entered into a loan modification agreement which, among other things, extended the maturity date to April 2020. The average interest rate for the year ended December 31, 2018 was approximately 4.37% and the interest rate in effect at December 31, 2018 was approximately 4.69%. The outstanding principal balance as of December 31, 2018 was $6,760,504.

In June 2016, four mortgage loans were issued bearing interest at a fixed rate of 3.93% per annum with debt service payments based on principal amortization over 25 years and mature in July 2019. The outstanding aggregate principal balance as of December 31, 2018 and 2017 was $9,097,691 and $9,343,234, respectively. On March 19, 2019, these mortgage loans were satisfied in full. See Note 15 Subsequent Events for further information.

The mortgage loan issued in July 2017, for acquiring our Norfolk Property, bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of December 31, 2018 and 2017 was $10,527,970 and $10,789,967, respectively.

The mortgage loan issued in July 2017, for acquiring our Montgomery Property, bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of December 31, 2018 and 2017 was $3,417,355 and $3,502,398, respectively.

The mortgage loan issued in September 2017, was to refinance a property acquired as a result of the Contribution Transaction. It bears interest at a fixed rate of 4.00% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2022. The outstanding principal balance as of December 31, 2018 and 2017 was $2,642,030 and $2,734,311, respectively.

The mortgage loan issued in November 2017, for acquiring our San Antonio Property, is an interest only note that bears a variable rate based upon either the Wall Street Journal Prime Rate or 4.25%, whichever is greater, and matures in June 2019. At December 31, 2018, the rate was 5.5% per annum. The outstanding principal balance as of December 31, 2018 and 2017 was $6,991,250.

The mortgage loan issued in July 2018, for acquiring our Knoxville Property, bears interest at a fixed rate of 5% per annum, has debt service payments based on principal amortization over 25 years, and matures in August 2028. The outstanding principal balance as of December 31, 2018 was $5,323,772.

The mortgage loan issued in August 2018, for acquiring our Champaign Property, bears interest at a fixed rate of 4.75% per annum, has debt service payments based on principal amortization over 25 years, and matures in September 2023. The outstanding principal balance as of December 31, 2018 was $2,566,457.

The mortgage loan issued in October 2018, for acquiring our Sarasota Property, bears interest at a fixed rate of 4.80% per annum, has debt service payments based on principal amortization over 25 years, and matures in July 2028. The outstanding principal balance as of December 31, 2018 was $8,235,726.

The mortgage loan issued in December 2018, for financing the additional purchase price with respect to our Montgomery Property, bears interest at a fixed rate of 4.55% per annum, has debt service payments based on principal amortization over 23.6 years (283 months), and matures in August 2022. The outstanding principal balance as of December 31, 2018 was $950,000.

  The carrying amount of the Company’s variable rate debt approximates its fair value as of December 31, 2018.

The carrying amount of real estate that serves as collateral for these mortgages as of December 31, 2018 and 2017 was $79,786,230 and $61,922,635, respectively.

The following table summarizes the future payments required under the Company’s mortgage notes as of December 31, 2018:

Future
Principal
Year Ended	Payments
2019	$17,368,097
2020	7,600,723
2021	1,135,053
2022	16,674,434
2023	11,551,931
Thereafter	11,966,753
Total	$66,296,991

9.
Notes Payable

The following table summarizes the notes payable as of December 31, 2018 and 2017:

				Outstanding Principal
	Initial	Interest		December 31	December 31
Issuance Date	Balance	Rate	Maturity	2018	2017

Related Parties
March-2017	3,070,000	12.00%	May-2019	$3,070,000	$3,070,000
December-2017	330,000	3.25%	February-2018	-	330,000
December-2017	750,000	8.00%	May-2019	750,000	750,000
April-2018	500,000	8.00%	May-2019	500,000	-
July-2018	1,700,000	14.00%	July-2020	1,700,000	-
August-2018	800,000	14.00%	August-2020	800,000	-
October-2018	2,470,000	14.00%	October-2020	2,470,000	-
October-2018	228,000	11.37%	January-2020	228,000	-
Total related parties notes payable				$9,518,000	$4,150,000

Third parties
March-2017	330,000	12.00%	May-2019	$330,000	$330,000
November-2017	124,000	4.98%	September-2018	-	99,610
December-2017	750,000	8.00%	May-2019	750,000	750,000
July-2018	100,000	8.00%	June-2021	100,000	-
Total third party notes payable				$1,180,000	$1,179,610

Total related and third party notes				$10,698,000	$5,329,610

March 2017 Notes

On March 31, 2017, the Company borrowed an aggregate amount of $3,400,000 pursuant to multiple promissory notes payable. The notes are unsecured, require monthly interest-only payments payable in arrears at an interest rate of 12% per annum. By agreement with the holders of these notes, the maturity date of such notes has been extended to May 1, 2019. The notes are pre-payable without penalty. Of these notes, $3,070,000 in aggregate principal were loaned by a director of the Company and by an affiliate of another Company director, all of whom or which also are affiliates of the Asset Manager and the Company’s predecessor. As of December 31, 2018 and 2017, the outstanding principal balance of these notes was $3,400,000. On March 19, 2019, these notes were satisfied in full. See Note 15 Subsequent Events for further information.

December 2017 Notes

On December 11, 2017, our company borrowed $330,000 from an affiliated entity of our Company’s CEO. The loan accrues interest at 3.25% per annum and both principal and accrued interest is payable on demand. This note was paid in full on February 26, 2018.

 On December 11, 2017, the Company borrowed $1,500,000 in aggregate principal amount pursuant to multiple promissory notes payable to accredited investors. The notes are unsecured, require monthly interest-only payments payable in arrears at an interest rate of 8% per annum. By agreement with the holders of these notes, the maturity date of such notes has been extended to May 1, 2019. With respect to these notes, $500,000 in principal amount was loaned by an affiliate of a director of the Company, the Asset Manager and the Company’s predecessor, and $250,000 was loaned by a member of the Company’s predecessor. As of December 31, 2018 and 2017, the outstanding principal balance of these notes was $1,500,000. On March 19, 2019, these notes were satisfied in full. See Note 15 Subsequent Events for further information.

April 2018 Note

On April 11, 2018, the Company borrowed $500,000 from a member of the Company’s predecessor in aggregate principal amount pursuant to a promissory note payable to fund the Company’s operations. The note is unsecured, requires monthly interest-only payments payable in arrears at an interest rate of 8% per annum and matures on May 1, 2019. On March 19, 2019, this note was satisfied in full. See Note 15 Subsequent Events for further information.

July 2018 Notes

On July 24, 2018, the Company borrowed $100,000 in aggregate principal from an accredited investor to fund the Company’s operations. The note is unsecured, requires quarterly interest-only payments payable in arrears at an interest rate of 8% per annum, contains a make whole premium until July 24, 2019 and matures on June 30, 2021. On March 19, 2019, these notes were satisfied in full. See Note 15 Subsequent Events for further information.

On July 27, 2018, the Company borrowed $1,700,000 in principal pursuant to a promissory note payable to partially finance the Knoxville Property. The note is unsecured, allows for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contains a make whole premium until June 30, 2019 and matures on July 31, 2020. The lender is an affiliate of a director of the Company, the Asset Manager and the Company’s predecessor. On March 19, 2019, this note was satisfied in full. See Note 15 Subsequent Events for further information.

August 2018 Notes

On August 30, 2018, the Company borrowed $800,000 in principal pursuant to a promissory note payable to partially finance the acquisition of the Champaign Property. The note is unsecured, allows for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contains a make whole premium until August 30, 2019 and matures on August 30, 2020. The lender is an affiliate of a director of the Company, the Asset Manager and the Company’s predecessor. On March 19, 2019, this note was satisfied in full. See Note 15 Subsequent Events for further information.

October 2018 Notes

On October 12, 2018, the Company borrowed $2,470,000 in principal pursuant to a promissory note payable to partially finance the acquisition of the Sarasota Property. The note is unsecured, allows for (1) monthly interest-only payments payable in arrears at an interest rate of 14% per annum or (2) at the borrower’s option 6% interest may be paid monthly in arrears and 8% interest may be deferred until maturity, contains a make whole premium until October 31, 2019 and matures on October 31, 2020. The lender is an affiliate of a director of the Company, the Asset Manager and the Company’s predecessor. On March 19, 2019, this note was satisfied in full. See Note 15 Subsequent Events for further information.

On October 17, 2018 and October 22, 2018, the Company borrowed $78,000 and $150,000, respectively, in principal pursuant to two promissory notes payable. These notes are unsecured, allow for (1) monthly interest-only payments payable in arrears at an interest rate of 11.37% per annum or (2) at the borrower’s option up to 11.37% interest per annum may be deferred until maturity date, contain a make whole premium until maturity date and mature on January 17, 2020 and January 22, 2020, respectively. The lender is an affiliate of a director of the Company, the Asset Manager and the Company’s predecessor. On March 19, 2019, this note was satisfied in full. See Note 15 Subsequent Events for further information.

Premium Finance Agreement

On November 30, 2017, the Company entered into a note payable in the amount of $124,000 to finance certain insurance premiums. The loan bears interest at a fixed annum rate of 4.98% and requires ten payments, including principal and interest, of $12,685. As of December 31, 2018 and 2017, the outstanding balance was $0 and $99,610, respectively.

10.
Related Parties

Payables

At December 31, 2017, the Company had a related party payable of $461,858 which consisted of a payable to our predecessor of $371,984, a payable to our Asset Manager of $74,874, and a payable to the Company’s CEO of $15,000. The payable to our predecessor and CEO represents funds the Company received to fund operations, dividends and distributions. The payable due to the Asset Manager represents outstanding asset management fees.

At December 31, 2018, the Company had a net related party payable of $722,465 which consisted of a $408,514 payable to our predecessor, $60,000 payable to our President, $60,000 payable to our Secretary, $120,000 in aggregate owed to affiliated entities of two directors, $81,735 payable to our Asset Manager, $5,301 receivable due from our predecessor, and $2,483 receivable due from our Asset manager. The payables to our predecessor, President, Secretary and affiliated entities of certain board members was a result of advances made to the Company to fund dividends, distributions and operating expenses. Subsequent to December 31, 2018, the payable to and receivable from our Asset Manager was satisfied and the receivable from our predecessor was satisfied.

Management Fees

The Asset Manager provides asset management, property management, acquisition and leasing services for the Company.

The Company pays the Asset Manager an asset management fee equal to 1.5% of the stockholders’ equity payable, subject to certain adjustments, in arrears and on a quarterly basis. The asset management fee incurred for the years ended December 31, 2018 and 2017 was $328,053 and $178,621, respectively. Accrued asset management fees at December 31, 2018 and 2017 were $81,735 and $74,874, respectively.

The Company pays a property management fee to the Asset Manager with respect to all properties. The property management fee is payable on a monthly basis in arrears. The Company incurred property management fees of $224,652 and $124,861 for the years ended December 31, 2018 and 2017, respectively. There were no outstanding property management fees at December 31, 2018 and 2017.

The Company owes the Asset Manager 1% of the acquisition cost (“Acquisition Fee”) of each real estate investment made on behalf of the Company for services with respect to the identification of an investment, arrangement of the purchase, and coordination of closing. The Acquisition Fee shall be paid in common stock or other equity securities of the Company. The Acquisition Fee shall be accrued and unpaid until the earlier of the date on which the Company’s common stock is initially listed with a national securities exchange or on March 31, 2020. Unpaid acquisition fees as of December 31, 2018 and 2017 were $505,239 and $274,345, respectively.

The Company owes the Asset Manager a leasing fee for services in connection with leasing the Company’s real estate investments equal to 2.0% of all gross rent for any new lease or lease renewal entered into, excluding reimbursements by the tenant for operating expenses and taxes and similar pass-through obligations paid by the tenant. There were no leasing fees paid during the years ended December 31, 2018 and 2017. There were no leasing fees accrued at December 31, 2018 and 2017.

Notes Payable

During the years ended December 31, 2018 and 2017, the Company entered into various promissory notes with related parties (See Note 9 for further discussion). As of December 31, 2018 and 2017, the unpaid principal balance of related party notes payable was $9,518,000 and $4,150,000, respectively. See Note 15 Subsequent Events for further information.

Legal Fees

During the years ended December 31, 2018 and 2017, the Company paid $127,903 and $321,922, respectively, for legal services to a law firm where our President is a partner and our former Secretary is employed. The outstanding payable to the law firm was $130,882 and $107,180 as of December 31, 2018 and 2017, respectively.

11.
Leases and Tenants

Our rental properties are subject to generally non-cancelable operating leases generating future minimum contractual rent payments due from tenants. Occupancy of the operating properties was at 100% and 98.1% at December 31, 2018 and 2017, respectively. Remaining lease terms range from 2 to 13 years as of December 31, 2018. The future minimum rents for existing leases as of December 31, 2018 are as follows:

Future
Minimum
Year Ended	Rents
2019	$9,697,950
2020	9,591,325
2021	9,055,257
2022	6,459,299
2023	5,090,052
Thereafter	18,044,051
Total	$57,937,934

The properties are 100% leased to the United States of America and administered by either the GSA or occupying agency. At December 31, 2018 the weighted average firm lease term is 6.2 years if GSA elects its early termination right and the total remaining weighted average contractual lease term including renewal options is 10.0 years. Lease maturities range from 2020 to 2032.

12.
Stockholders’ Equity

Preferred Stock

During the period March 11, 2016 (date of inception) to December 31, 2016, the Company issued 144,500 shares of its 7.00% Series A Cumulative Convertible Preferred Stock (“the Series A Preferred Stock”) to various investors in exchange for a total of $3,612,500, or $25 per share. The Series A Preferred Stock automatically converts upon the Company’s initial listing on a national securities exchange into common shares. If the initial listing has not occurred as of March 31, 2020, holders, at their option, may convert all, but not less than all, of their outstanding Series A Preferred Stock into common stock. The shares are convertible into common shares at a 3:1 ratio.

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of Series A Preferred Stock are entitled to be paid out of the assets of the Company legally available for distribution to its stockholders, after payment of or provision for the Company’s debts and other liabilities, a liquidation preference of $25 per share, plus any accrued and unpaid dividends (whether or not authorized or declared) thereon to and including the date of payment.

Common Stock

On November 7, 2016, the Company’s offering statement (the “Offering”) filed pursuant to Regulation A was qualified by the SEC. The Offering’s minimum and maximum offering amounts are $3,000,000 and $30,000,000, respectively, at an offering price of $10 per share. The initial purchase of common stock with respect to the Offering occurred on May 18, 2017. During the years ended December 31, 2018 and 2017, the Company sold 211,734 and 679,307 shares, respectively, in connection with the Offering for net proceeds of $1,947,655 and $6,141,926, respectively.

Restricted Common Stock Issuance

Compensation for each independent board member includes an initial share grant of 4,000 restricted common shares with a one-year vesting term. On May 18, 2017, the Company issued 16,000 shares to its four independent board members, collectively. The shares, valued at $10 share, pay dividends on the number of shares issued without regard to the number of shares vested. For the years ended December 31, 2018 and 2017, the Company recognized $61,333 and $98,667 related to equity-based compensation, respectively. As of December 31, 2018, the shares were fully vested.

OP Units Issued

On May 26, 2017, in connection with the closing on the Contribution Transaction, the Operating Partnership issued 1,078,416 OP Units to the Company’s predecessor. The recorded value of the OP Units was based upon the book value of the net identifiable assets contributed which was $6,068,182.

On October 15, 2018, in connection with the closing of our property located in Sarasota, Florida, we issued 40,000 OP Units for an aggregate value of $400,000, or $10 per OP Unit, as partial consideration to the seller.

After one year, OP Units are exchangeable into the REIT’s common stock at a ratio of 1:1 or redeemable for cash, at the REIT’s discretion.

Long-Term Incentive Plan Units

During the years ended December 31, 2018 and 2017, the Operating Partnership issued the Asset Manager 6,548 and 65,667, respectively, long-term incentive plan units (“LTIPS”) that vest over five-years. LTIPS are convertible into OP Units at 1:1 which can then be further exchanged into the REIT’s common stock at 1:1. Pursuant to an agreement, the units are issued concurrent with each public sale of the REIT’s common stock. The vesting will accelerate if the Company terminates its management agreement with the Asset Manager. The LTIPS result in the Asset Manager consistently and beneficially owning 3% of the REIT’s issued and outstanding shares on a fully diluted basis. For the years ended December 31, 2018 and 2017, the Company recognized $131,786 and $82,364 of equity-based compensation expense, respectively. The fair value of each issuance was $10 per share. As of December 31, 2018, the Company had 72,215 LTIPS outstanding of which 19,979 were vested. The remaining equity-based compensation expense to be recognized in future periods is $508,000.

Dividends and Distributions

During the years ended December 31, 2018 and 2017, the REIT declared dividends on its Series A Preferred Stock of $252,875 and $316,095, respectively. As of December 31, 2018 and 2017, accrued, unpaid preferred stock dividends were $63,219.

During the years ended December 31, 2018 and 2017, the REIT declared dividends on its common stock of $592,870 and $270,232, respectively. As of December 31, 2018 and 2017, accrued, unpaid common stock dividends were $152,218 and $123,104, respectively.

During the years ended December 31, 2018 and 2017, the Operating Partnership declared distributions of $639,023 and $390,869 with respect to its outstanding common units and LTIPs. As of December 31, 2018 and 2017, accrued, unpaid distributions were $163,250 and $158,519, respectively.

13.
Noncontrolling Interest

The Company’s noncontrolling interest represents the portion of equity in the Company’s Operating Partnership not attributable to the Company. The Company’s Predecessor and Asset Manager owned a combined 48.18% of the Company’s Operating Partnership at December 31, 2017, which represented the total noncontrolling interest. During the year ended December 31, 2018, the Operating Partnership issued 6,548 LTIPS to the Company’s Asset Manager with respect to its Offering as well as issued 40,000 OP Units in connection with the purchase of the Sarasota Property as partial purchase consideration. As a result of the Company issuing 211,734 of common shares pursuant to the Company’s Offering and the aforementioned Operating Partnership common equity issuances, the Company’s noncontrolling interest decreased from 48.18% at December 31, 2017 to 45.05% at December 31, 2018. The Company’s Predecessor and Asset Manager own an aggregate 43.54% of the Operating Partnership as of December 31, 2018.

The change in the noncontrolling interest resulted in an allocation of $357,329 from the Noncontrolling Interest in Operating Partnership Equity to the Company’s Additional Paid-in Capital within the Consolidated Statement of Changes in Stockholders’ Equity for the year ended December 31, 2018.

14.
Commitments and Contingencies

In connection with the contributed properties in 2017, the property located in Port Canaveral, Florida, was purchased subject to a ground lease. The ground lease has an extended term of 30 years to 2045 with one 10-year renewal option. The Company made ground lease payments of $73,545 and $43,903 during the years ended December 31, 2018 and 2017, respectively.

The Company has two parking lot leases in connection with its property located in San Antonio. These leases commenced on June 1, 2015 and have an initial term of 10 years with two 5-year renewal options. The Company made payments of $18,000 and $2,050 on these leases during the years ended December 2018 and 2017, respectively.

The future minimum rent payments for the ground lease and parking lot leases as of December 31, 2018 are as follows:

Year Ended	Future Minimum Rents
2019	$91,568
2020	91,568
2021	91,568
2022	91,568
2023	91,568
Thereafter	1,644,084
Total	$2,101,924

The Company can be party to or otherwise be involved in legal proceedings arising in the normal and ordinary course of business. Other than the following, we are not aware of any proceeding, threatened or pending, against us which, if determined adversely, would have a material effect on our business, results of operations, cash flows or financial position.

On January 18, 2019, the seller of the Montgomery Property and one of its affiliates filed a complaint claiming the Company owes additional amounts under a purchase and sale agreement dated April 27, 2017, with respect to the acquisition of and improvements to real estate in Montgomery, Alabama. Plaintiffs’ complaint includes five counts: breach of implied contract; declaratory judgment, reformation of contract; unjust enrichment; and quantum meruit. The Company has filed a motion to dismiss the claims for breach of implied contract, unjust enrichment, and quantum meruit and is awaiting the court’s decision. The Company intends vigorously to contest the claims which have been brought against it and to pursue any claims it may have against other parties.

On March 15, 2019, Dr. Philip Kurlander, a former director of the Company, and his affiliate, Baker Hill Holding, LLC (collectively, the “Claimants”), each of whom is a stockholder in the Company, filed a Complaint in the United States District Court for the Middle District of Florida (the “Court”) against the Company, four of its former directors, Robert R. Kaplan, Leo Kiely, Bill Fields and Scott Musil (collectively, the “Board Defendants”) as well as the Company’s President, Robert R. Kaplan, Jr. The Complaint alleges that the Board Defendants’ actions in approving a recapitalization transaction constituted illegal, oppressive and/or fraudulent acts as well as breaches of the Board Defendants’ fiduciary duties. The Claimants have requested that the Court order the dissolution of the Company, determine that the approval of the recapitalization transaction was improper, and award an unstated amount of monetary damages against the Board Defendants. Although the sole claim pursued against the Company is the claim for dissolution, if the Court awards damages against the Board Defendants, the Company may be required to indemnify the Board Defendants for any losses. The Company intends to vigorously defend against these claims. Because the litigation is in its very early stages, at this time, the Company cannot estimate the financial effect of a successful claim for dissolution or the amount of damages that might be recovered against the Board Defendants and subject to indemnification from the Company.

15.
Subsequent Events

The Company evaluates events that have occurred after the balance sheet date but before the financial statements are issued. Based upon the evaluation, the Company did not identify any recognized or non-recognized subsequent events that would have required adjustment or disclosure in the consolidated financial statements, other than listed below.

Recapitalization Transaction

On March 19, 2019, the Company consummated a recapitalization transaction (the “Recapitalization Transaction”) with Hale Partnership Capital Management, LLC (“Hale”) and certain affiliated investors (each, an “Investor” and collectively, the “Investors”), pursuant to which (i) certain of such Investors have provided a $10,500,000 mezzanine loan to the Company through the Operating Partnership, (ii) certain of such Investors purchased 1,050,000 shares of the Company’s 10.00% Series B Cumulative Preferred Stock (the “Series B Preferred Stock”) for proceeds of $10,500,000 and (iii) an Investor purchased 300,000 shares of the Company’s newly issued common stock (the “Common Stock”) for proceeds of $3,000,000.

Transaction costs of the Recapitalization Transaction were $724,131 and paid at closing. Of the transaction costs, $252,100 was paid to the Company’s law firm where our President is a partner and our former Secretary is employed.

Amended and Restated Bylaws

In connection with the Recapitalization Transaction, on March 13, 2019, the Board of Directors of the Company (the “Board of Directors”) adopted amended and restated bylaws of the Company (the “Bylaws”). The Bylaws were effective immediately and included, among other things, the following changes:

● removed the requirement that the Board of Directors be comprised of a majority of independent directors;
● removed the definition of “independent director;” and
● removed the authority of the chief executive officer and the president to (i) call a special meeting of the Board of Directors, (ii) accept resignation letters from officers of the Company and (iii) appoint independent inspectors of elections to act as the agent of the Company for the purpose of performing a ministerial review of a special meeting request.

Articles Supplementary

In connection with the Recapitalization Transaction, on March 14, 2019, the Company filed Articles Supplementary with the Maryland State Department of Assessments and Taxation (the “Series B Articles Supplementary”) to classify 2,050,000 shares of its preferred stock, a portion of which are as shares of Class B Preferred Stock to be purchased by Hale pursuant to the Recapitalization Transaction. The Series B Articles Supplementary became effective upon filing on March 14, 2019.

Holders of shares of the Series B Preferred Stock are entitled to receive cumulative cash dividends on the Series B Preferred Stock when, as and if authorized by the Board and declared by the Company, payable quarterly in arrears on each January 5th, April 5th, July 5th and October 5th of each year. From the date of original issue, the Company will pay dividends at the rate of 10.00% per annum of the $10.00 liquidation preference per share. Dividends on the Series B Preferred Stock will accrue and be cumulative from the end of the most recent dividend period for which dividends have been paid. With respect to priority of payment of dividends, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

If the Company liquidates, dissolves or winds-up, holders of shares of the Series B Preferred Stock will have the right to receive $10.00 per share of the Series B Preferred Stock, plus an amount equal to all accrued and unpaid dividends (whether or not authorized or declared) to and including the date of payment. With respect to priority of payment of distributions upon the Company’s voluntary or involuntary liquidation, dissolution or winding up, the Series B Preferred Stock will rank on a parity with the Series A Preferred Stock.

The Series B Preferred Stock will automatically convert into common stock upon the occurrence of our initial listing of our common stock on any national securities exchange. As of the date of the listing event, a holder of shares of Series B Preferred Stock will receive a number of shares of common stock in accordance with the conversion formula set forth in the Series B Articles Supplementary. Pursuant to the conversion formula, one share of the Series B Preferred Stock will convert to a number of shares of common stock equal to the original issue price of the Series B Preferred Stock (plus any accrued and unpaid dividends) divided by the lesser of $9.10 or the fair market value of the common stock. If the listing event has not occurred on or prior to March 31, 2020, then holders of the Series B Preferred Stock, at their option, may, at any time and from time to time after such date, convert all, but not less than all, of their outstanding shares of Series B Preferred Stock into common stock. Upon exercise of this optional conversion right, a holder of Series B Preferred Stock will receive a number of shares of common stock in accordance with the same conversion formula referenced above.

Subject to the preferential voting rights described below, the Series B Preferred Stock have identical voting rights as our common stock, with each share of Series B Preferred Stock entitling its holder to vote on an as converted basis, on all matters on which our common stockholders are entitled to vote. The Series B Preferred Stock, the Series A Preferred Stock and the common stock vote together as one class. So long as any shares of Series B Preferred Stock remain outstanding, in addition to the voting rights described above, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of Series B Preferred Stock voting together as a single class, authorize, create or issue, or increase the number of authorized or issued shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon our liquidation, dissolution or winding up, or reclassify any of our authorized capital stock into such capital stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase such capital stock.

In addition, the holders of the Series B Preferred Stock have registration rights that are substantially similar to those granted to the holders of the Series A Preferred Stock.

Change in Control

The Series B Articles Supplementary, filed by the Company on March 14, 2019 in connection with the Recapitalization Transaction, provides that a majority of the members of the Board of Directors will be elected by the holders of a majority of the outstanding shares of Series B Preferred Stock. Our Board of Directors currently has up to seven members. In connection with the closing of the Recapitalization Transaction, on March 19, 2019, each of Robert R. Kaplan, Scott A. Musil, William J. Fields and Leo Kiely resigned from his position as a director of the Company’s Board of Directors, and, upon issuance of an aggregate of 1,050,000 shares of the Series B Preferred Stock to the Investors at Closing, the Investors elected Steven A. Hale II, Brad G. Garner, Matthew A. Hultquist and Jeffrey S. Stewart to serve on the Company’s Board of Directors, effective as of March 19, 2019, to serve until their successors are duly elected and qualified. Following the closing of the Recapitalization Transaction, on March 20, 2019, each of Dr. Phillip Kurlander and Mr. Edwin Stanton resigned from his position as a director of our Board of Directors. As of March 20, 2019, our Board of Directors is comprised of Messrs. Hale, Garner, Hultquist, Stewart, Edwin Stanton and Dr. Philip Kurlander. Mr. Hale was named Chairman of our Board of Directors.

Departure of Certain Officers

On March 13, 2019 in connection with the Recapitalization Transaction and upon approval from our Board of Diectors, we terminated Mr. Edwin Stanton from his position as Chief Executive Officer of the Company and Dr. Philip Kurlander from his position as Treasurer of the Company, each effective as of March 13, 2019.

On March 19, 2019, the Company accepted the resignation of Mr. Jason D. Post from his position as Vice President of Finance and Corporate Controller of the Company, effective as of March 19, 2019.

Mr. Robert R. Kaplan resigned as Secretary of the Company on March 19, 2019.

Appointment of Officers

On March 21, 2019, Mr. Steven A. Hale II was appointed to serve as the Company’s new Chief Executive Officer and Chairman of the Board of Directors, and Ms. Jacqlyn Piscetelli was appointed to serve as the Company’s new Chief Financial Officer, Treasurer and Secretary. See biographical information above at "Item 3. Directors and Executive Officers” of this report.

Notice of Nonrenewal of Manager and Adoption of New Investment Guidelines

In connection with the Recapitalization Transaction, on March 14, 2019, the Company provided notice to its manager, Holmwood Capital Advisors, LLC (the “Manager”), that the Board of Directors resolved to amend and restate the Company’s investment guidelines pursuant to the terms of the Company’s management agreement with the Manager (the “Management Agreement”).

In addition, on March 14, 2019, the Company provided notice to the Manager that the Company is electing not to renew the Management Agreement under its terms, effective March 31, 2020, pursuant to the resolve of the Board of Directors.

Securities Issuances

In connection with the Recapitalization Transaction, the Company (1) sold 1,050,000 shares of the Company’s Series B Preferred Stock for an aggregate purchase price of $10,500,000 and (2) sold 300,000 shares of the Company’s Common Stock for an aggregate purchase price of $3,000,000.

Both securities sales were with respect to a private offering of securities exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 506 of Regulation D promulgated thereunder.

Loan Agreement

In connection with the Closing of the Recapitalization Transaction, on March 19, 2019, the Company, through the Operating Partnership, the Investors and HCM Agency, LLC (the “Agent”), an affiliate of Hale and the collateral agent, entered into a Loan Agreement (the “Loan Agreement”) pursuant to which certain of the Investors, as lenders (the “Lenders”) provided a $10,500,000 senior secured term loan to the Company (the “Loan”), with an option to fund up to an additional $10,000,000 in term loans, subject to customary terms and conditions, pursuant to which all such debt will accrue interest and mature on the same terms (the “Mezzanine Debt”).

The Loan is not evidenced by a promissory note. However, pursuant to the Loan Agreement, promissory notes evidencing the Loan and/or the Mezzanine Debt may be issued in the future at the request of the Lenders.

The Mezzanine Debt will accrue interest at a rate of fourteen percent (14%) per annum. Such interest will be paid in monthly, interest-only cash payments payable in arrears at a rate of twelve percent (12%) per annum plus (i) a cash payment at a rate of two percent (2%) per annum, (ii) an increase in the principal of the Mezzanine Debt equal to two percent (2%) per annum or (iii) a combination of both (i) and (ii) above, which such combined amount will be equal to two percent (2%) per annum. The Company is required to repay all outstanding principal and any accrued but unpaid interest on or before March 19, 2022. All outstanding principal and any accrued but unpaid interest shall become immediately due and payable upon certain events including, but not limited to, an initial public offering of the Company’s common stock.

The Mezzanine Debt is secured by a security interest in the accounts receivable and other personal property of the Operating Partnership, the Company and its subsidiaries, including the Operating Partnership’s ownership interest in its subsidiaries. The Company and Holmwood Portfolio Holdings, LLC, a limited partner in the Operating Partnership (the “LP”), also entered into customary guaranty agreements related to the payment by and performance of the Operating Partnership of its obligations under the Loan Agreement.

The Loan Agreement also includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum fixed charge coverage ratio, limitations on incurrence of debt, liens, investments and mergers and asset dispositions, covenants to preserve corporate existence and comply with laws, covenants on the use of proceeds of the Mezzanine Debt and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, non-performance of covenants, failure to pay other outstanding debt and the Company’s failure to maintain its REIT status. The occurrence of an event of default under the Loan Agreement could result in all loans and other obligations becoming immediately due and payable and allow the Agent to exercise all rights and remedies available to it as collateral agent including the foreclosure of all liens granted under the Loan Agreement.

Holding Company Guarantee Agreement

Pursuant to the terms of the Loan Agreement, on March 19, 2019, the Company and the LP (collectively, the “Guarantors”) executed a guaranty agreement in favor of the Lenders and the Agent (the “Guaranty”), pursuant to which the Guarantors guarantee full and prompt payment and performance of all obligations of the OP under the Loan Agreement, including, but not limited to, (i) the Mezzanine Debt and all renewals, extensions, amendments, increases, decreases or other modifications of any of the foregoing, (ii) all promissory notes given in renewal, extension, amendment, increase, decrease or other modification thereof and (iii) any and all post-petition interest and expenses (including reasonable attorneys’ fees) whether or not allowed under any bankruptcy, insolvency, or other similar law.

Security and Pledge Agreement

Pursuant to the terms of the Loan Agreement, on March 19, 2019, the Company, the Operating Partnership and the LP (the “Grantors”) entered into a security and pledge agreement (the “Security Agreement”) in favor of the Lenders and Agent pursuant to which the obligations of the Operating Partnership under the Loan Agreement were secured by liens on all accounts receivable and other personal property of the Grantors, including all investment property, partnership and membership interests, and any and all rights related thereto, subject to certain perfection requirements and exclusions as further detailed therein. The Security Agreement provides for customary representations and warranties, covenants and rights and remedies with respect to the collateral described therein.

Change in Noncontrolling Interest

As a result of the aforementioned securities issuances, the Company’s noncontrolling interest decreased from 45.05% at December 31, 2018 to 40.44% as of the date of this report. Furthermore, the Company’s predecessor and Asset Manager’s aggregate ownership of the Operating Partnership decreased from 43.54% to 39.10%.

Notes Payable

On March 19, 2019, the Company satisfied $10,698,000 of outstanding notes payable using proceeds from the Recapitalization Transaction. Certain of the notes payable contained a prepayment penalty. The total prepayment penalty paid was $381,647.

Related Party Payment

On March 19, 2019, the Company used $151,336 of the Recapitalization Transaction proceeds to pay outstanding payables of the Company’s law firm where our President is a partner and our former Secretary is employed.

Mortgages Payable

On March 19, 2019, the Company satisfied four mortgage loans with an aggregate principal of $8,991,178 using proceeds from the Recapitalization Transaction. The aggregate unamortized balance of debt issuance costs of $37,917 with respect to these loans was expensed upon loan satisfaction.

Premium Finance Agreement

On January 25, 2019, the Company entered into a note payable in the amount of $134,000 to finance certain insurance premiums. The loan bears interest at a fixed annum rate of 5.48% and requires ten payments, including principal and interest, of $13,739.

Dividends and Distributions

On January 5, 2019, the Company and Operating Partnership paid the accrued dividends and distributions of $215,437 and $163,250, respectively.

On March 29, 2019, the Company declared a dividend on its Series A Preferred Stock, Series B Preferred Stock and common stock of $0.4375, $0.0333 and $0.1375 per share for shareholders of record on March 31, 2019. The Series B Preferred Stock was issued on March 19, 2019, and its dividend was pro-rated based upon the number of days outstanding. The aggregate dividend of $291,652 was paid on April 5, 2019.

On March 29, 2019, the Operating Partnership declared an aggregate distribution of $163,712 with respect to its OP Units and LTIPS, representing $0.1375 per share for holders of record on March 31, 2019. The aggregate distribution was paid on April 5, 2019.

Future Acquisitions

Since April 27, 2018, the Company has been under contract to purchase a property currently leased to the United States of America for the combined price of $5,150,000, excluding acquisition costs. There have been a series of amendments to the purchase agreement which required additional non-refundable deposits to move the closing date. The most recent amendment was effectuated on March 29, 2019 which required an additional non-refundable deposit of $500,000 to extend the closing until May 1, 2019. The Company has $1,000,000 of non-refundable acquisition deposits outstanding with respect to this property.

Item 8. Exhibits

The following exhibits are filed as part of this annual report on Form 1-K:

Exhibit Number	Description

2.1	Articles of Incorporation of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.2	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
2.3	Articles Supplementary of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
2.4	Amended and Restated Bylaws of HC Government Realty Trust, Inc., incorporated by reference to Exhibit 1.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.1	Form of Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017
4.2	Form of Series B Preferred Stock Subscription Agreement, incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019
4.3	Form of Common Stock Subscription Agreement, incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019
6.1	Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.2
First Amendment to the Agreement of Limited Partnership of HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.3	Limited Liability Company Agreement of Holmwood Portfolio Holdings, LLC, incorporated by reference to Exhibit 6.3 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.4
Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.4 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.5
Form of Tax Protection Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.5 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.6
Form of Registration Rights Agreement by and between Holmwood Capital, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.6 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.7
Form of Registration Rights Agreement by and between Holmwood Capital Advisors, LLC and HC Government Realty Trust, Inc., incorporated by reference to Exhibit 6.7 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.8
Management Agreement by and among Holmwood Capital Advisors, LLC, HC Government Realty Trust, Inc. and HC Government Realty Holdings, L.P., incorporated by reference to Exhibit 6.8 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016

6.9	Form of Independent Director Agreement, incorporated by reference to Exhibit 6.9 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.10	Form of Independent Director Indemnification Agreement, incorporated by reference to Exhibit 6.10 to the Company’s Offering Statement on Form 1-A filed on June 15, 2016
6.11
Form of Officer/Director Indemnification Agreement, incorporated by reference to Exhibit 6.11 to the Company’s Pre-Qualification Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016

6.12
2016 HC Government Realty Trust, Inc. Equity Incentive Plan, incorporated by reference to Exhibit 6.12 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

6.13
First Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of June 10, 2016, incorporated by reference to Exhibit 6.25 to the Company’s Pre-Qualification Amendment No. 2 to its Offering Statement on Form 1-A filed on September 16, 2016

6.14
Second Amendment to Contribution Agreement by and between Holmwood Capital, LLC and HC Government Realty Holdings, L.P., dated as of May 26, 2017, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on June 2, 2017

6.15	First Amendment to 2016 HC Government Realty Trust, Inc. Equity Incentive Plan
6.16
Second Amendment to the Amended and Restated Limited Partnership Agreement of HC Government Realty Holdings, L.P., dated March 14, 2019, incorporated by reference to Exhibit 6.1 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.17
Loan Agreement, dated March 19, 2019, by and between HC Government Holdings, L.P., the Lenders Party thereto and Agent., incorporated by reference to Exhibit 6.2 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.18
Holding Company Guaranty Agreement, dated March 19, 2019, by HC Government Realty Trust, Inc. and Holmwood Portfolio Holdings, LLC for the benefit of Agent and the Lenders, incorporated by reference to Exhibit 6.3 to the Company’s Current Report on Form 1-U filed on March 19, 2019

6.19
Security and Pledge Agreement, dated March 19, 2019, by and among HC Government Realty Holdings, L.P., Holmwood Portfolio Holdings, LLC, HC Government Realty Trust, Inc., Agent and the Lenders, incorporated by reference to Exhibit 6.4 to the Company’s Current Report on Form 1-U filed on March 19, 2019

8.1
Form of Escrow Agreement by and among Branch Banking & Trust Company, HC Government Realty Trust, Inc., and Orchard Securities, LLC, incorporated by reference to Exhibit 8.1 to the Company’s Pre-Qualification Amendment No. 4 to its Offering Statement on Form 1-A filed on October 24, 2016

8.2
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Orchard Securities, LLC and SANDLAPPER Securities, LLC, dated as of April 10, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on April 25, 2017

8.3
Assignment of Escrow Agreement by and among HC Government Realty Trust, Inc., Branch Banking & Trust Company, Boustead Securities, LLC and SANDLAPPER Securities, LLC, dated as of December 20, 2017, incorporated by reference to Exhibit 8.1 to the Company’s Current Report on Form 1-U filed on December 21, 2017.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HC GOVERNMENT REALTY TRUST, INC.

By:	/s/ Steven A. Hale II
Steven A. Hale II
Director and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Steven A. Hale II	Director and Chief Executive Officer	April 30, 2019
Steven A. Hale II	(principal executive officer)

/s/ Jacqlyn Piscetelli	Chief Financial Officer	April 30, 2019
Jacqlyn Piscetelli	(principal finance officer and principal accounting officer)

/s/ Brad G. Garner	Director	April 30, 2019
Brad G. Garner

/s/ Matthew A. Hultquist	Director	April 30, 2019
Matthew A. Hultquist

/s/ Jeffrey S. Stewart	Director	April 30, 2019
Jeffrey S. Stewart